UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s Quarterly Report for the year 2020

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: June 8, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name : Lim, Seung-Kyu
Title : Executive Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2020 to March 31, 2020)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2020 to March 31, 2020)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO 6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Lim , Seung-Kyu
Lim, Seung Kyu
Executive Vice President
POSCO 6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment: Independent Auditors’ Review Report

(Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of March, 2020)

As of March 2020, the Company’s business scope is as follows:

Business
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Business Group

(1) Name of the Business Group: POSCO

(2) Companies Belonging to the Business Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, Samcheok Blue Power Co., Ltd. (By change of name from POSPower Co., Ltd), Songdo Posco family Housing, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO Research & Technology, Pohang Techno Valley PFV Corporation, Songdo Development PMC (Project Management Company) LLC., Korea Fuel-Cell

4

(3) Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates(Dubai), Iran(Teheran), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Dusseldorf, Germany), and Australia(Perth).

5

(3) Major Changes in the Board of Directors (as of March 27, 2020)

(a)	Inside Directors

•

Re-appointment : Chang, In-Hwa (Representative Director, President), Chon, Jung-Son (Senior Executive Vice President), Kim, Hag-Dong (Senior Executive Vice President) and Jeong, Tak (Senior Executive Vice President)

(b)	Outside Directors

•	Re-appointment : Chang, Seung-Wha

(c)	Audit Committee Member

•	New member : Pahk, Heui-Jae (Outside director)

(4) Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)

For further reference, please refer to the public disclosures posted by National Pension Service on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below: January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 8, 2019, April 8, 2019, July 8, 2019, October 4, 2019, October 8, 2019, January 7, 2020, February 7, 2020, March 5, 2020, April 7, 2020, May 8, 2020)

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1) March 2016 : Small scale merger of POSHIMETAL Co., Ltd into POSCO

(2) May 2016 : Small scale merger of POSCO Green Gas Technology into POSCO

(3) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(4) September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

6

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2020)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of March 31, 2020)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,071,194	—	—	—	7,071,194
Trust Contract	Common	—	—	—	—	—

Total	Stock	7,071,194	—	—	—	7,071,194

5. Voting Rights

		(As of March 31, 2020)
Classification of Shares	Number of Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights *	7,071,194	*Treasury Stock 7,071,194 shares
(3) Shares with Voting Rights	80,115,641	—

8

6. Earnings and Dividends

			(In millions of KRW)
	2020.1Q	2019	2018
(Consolidated) Net Profit	395,393	1,835,087	1,690,612
(Separate) Net Profit	453,020	1,175,712	1,072,592
Earnings per Share (Consolidated, KRW)	4,915	22,823	20,911
Cash Dividend Paid	120,173	801,156	800,009
Pay-out Ratio (Consolidated, %)	30.4	43.7	47.3
Dividend per Share (KRW)	1,500	10,000	10,000
Dividend Yield (%)	1.0	4.1	4.1

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II. BUSINESS

1. Overview

1) Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

2) Segment Results

					(In millions of KRW)
Category	2020.1Q		2019		2018
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	7,105,453	392,134	32,078,45	2,786,517	32,358,009	4,536,318
Trading	5,055,675	118,282	22,157,131	542,724	22,407,717	383,934
Engineering & Construction	1,618,924	108,708	6,944,629	338,865	6,769,410	411,489
Others	765,761	86,127	3,186,635	200,749	3,442,641	210,859
Total	14,545,813	705,251	64,366,848	3,868,855	64,977,777	5,542,600

2. Current Situation

1) Steel : Domestic Market Share

					(Millions of Tons, %)
Category	2020.1Q		2019		2018
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16.9	100	71.4	100	72.5	100
POSCO	9.1	53.8	38.0	53.2	37.7	52.0
Others	7.8	46.2	33.4	46.7	34.8	48.0

Source: World Steel Association (www.worldsteel.org)

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2) Trading

A. Market Share

		(Millions of US Dollars)
Category	2020.1Q	2019.1Q	Growth rate
All Trading Companies in Korea	130,807	132,654	-1.4%
POSCO International Corp.	1,403	1,629	-13.9%

Source: Korea International Trade Association

B. Summary of Businesses

POSCO International and its subsidiaries engage in three major business segments; trading, overseas infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO International is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

11

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMICAL

POSCO CHEMICAL, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMICAL provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMICAL is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packaging. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	19,237	17.37
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	37,136	33.53
	Stainless Steel Products	Western tableware, etc.	21,123	19.07
	Others	Plates, Wire rods, etc.	33,255	30.03
	Gross Sum		110,750	100
	Deduction of Internal Trade		(39,695)

	Sub Total		71,055

Trading	Steel, Metal		62,182	73.82
	Chemical, Strategic Item, Energy		7,792	9.25
	Others		14,264	16.93
	Gross Sum		84,238	100
	Deduction of Internal Trade		(33,681)

	Sub Total		50,557

Engineering & Construction	Domestic Construction	Architecture	10,998	56.79
		Plant	3,715	19.18
		Civil Engineering	1,350	6.97
		Others	—	—
	Overseas Construction		1,765	9.11
	Owned Construction		914	4.72
	Others		626	3.23
	Gross Sum		19,367	100
	Deduction of Internal Trade		(3,178)

	Sub Total		16,189

Others	Electricity Sales, etc.		14,623
	Deduction of Internal Trade		(6,965)
	Sub Total		7,658

	Total Sum		145,458

13

B. Price Movement Trends of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2020.1Q	2019	2018
Steel	Hot-rolled Product (HR)	658	695	707
	Cold-rolled Product (CR)	777	800	807
Others	Electric Power	86	94	100
	Lime	111	111	108

Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Changes

From 2016, the prices of steel products have continuously increased. However, from 2019 due to worsening slowdown in demand for steel products, the steel products prices have decreased.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of generated power

(b)	Lime: Average sales price including shipping cost

14

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	26,584 (56.4)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	9,512 (20.2)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	11,045 (23.4)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	592 (20.3)
		Steel Reinforcement	Strengthening Concrete	380 (13.1)
		Cable	Electricity Transfer	12 (0.4)
		Steel Pile	Foundation of Structure	29 (1.0)
		Others	Construction of Pipe and Structure etc.	1,899 (65.2)
Others	Raw Materials	LNG	Material for Power Generation	2,637 (43.1)
		Limestone	Production of Lime	238 (3.9)
		Others	Engineering business etc.	3,242 (53.0)

15

B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2020.1Q	2019	2018
Steel	Iron Ore(per ton)	99	102	76
	Coal(per ton)	185	207	228
	Scrap Iron(per ton)	327	347	395
	Nickel(per ton)	15,168	16,148	15,074
Engineering & Construction	Ready-mixed Concrete (per m3)	63	63	63
	Steel Pile (per m)	136	136	146
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	588	668	768
	Lime (per ton)	20	20	19

16

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	83	80	92	94	77	64	57	58	68	57	64	57

(2) Coal

										(In US Dollars/ Tons)
	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q
Trend of International Benchmark Price (FOB)	155	140	161	203	206	221	188	190	229	204	189	191

(3) Scrap Iron

										(In US Dollars/ Tons)
	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	274	270	290	312	325	343	350	364	379	344	322	268

(4) Nickel

	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton

LME : London Metal Exchange

17

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	High Tensile Deformed Bar SD400 D10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2core

[Others]

(1) Criteria for Calculation

(a)	LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

(b)	Lime: Purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2020.1Q	2019	2018
Steel	Crude Steel	11,396	47,534	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2020.1Q	2019	2018
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	—	284	284
		Pohang	—	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2020.1Q	2019	2018
Crude Steel		10,174	42,948	42,867
Products	Hot-Rolled Steel	2,090	8,739	8,716
	Plate	1,851	7,191	7,432
	Wire Rod	659	2,756	2,867
	Pickled-Oiled Steel	695	2,967	2,946
	Cold-Rolled Products	1,757	7,416	8,551
	Coated Steel	1,649	6,526	7,163
	Electrical Steel	222	819	1,078
	Stainless Steel	918	3,850	3,978
	Others	853	5,761	5,903

	Total	10,695	46,025	48,634

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

19

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,114	9,066	89.6
	Zhangjiagang Pohang Stainless Steel Co., Ltd	275	248	90.3
	PT.KRAKATAU POSCO	732	751	102.6
	POSCO SS-VINA Joint Stock Company (Previously, POSCO SS VINA Co., Ltd.)	275	109	39.8

	Total	11,396	10,174	89.3

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2020.1Q	2019	2018
Power Generation	Electric Power	3,454	15,928	15,297
Lime	Lime	602	2,542	2,511

(2) Capacity Utilization Rate

		(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products	2020.1Q Capacity	2020.1Q Production	Utilization Rate(%)
Power Generation	Incheon Power Plant	2,184	1,264	57.9
Lime	Lime	546	602	110

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C. Production Facilities

(1) The current status of production facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,900,252	25,798	(232)	—	1,925,818
Trade	171,177	415	(1)	—	171,591
Engineering & Construction	25,528	—	(175)	—	25,353
Others	429,102	4,987	(1,098)	—	432,991

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,312,799	113,828	(13,897)	(70,380)	3,342,350
Trade	477,497	13,727	—	(2,454)	488,770
Engineering & Construction	72,102	1,392	(1)	(617)	72,876
Others	353,056	58,189	(13,818)	(5,495)	391,932

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,418,025	145,579	(50,087)	(48,600)	2,464,917
Trade	22,484	126	(228)	(372)	22,010
Engineering & Construction	13,175	145	—	(426)	12,894
Others	450,822	67,120	(626)	(7,913)	509,403

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,309,982	695,090	(311,320)	(521,469)	15,172,283
Trade	398,184	1,148	(7,782)	(9,893)	381,657
Engineering & Construction	5,267	1,817	(1,585)	(345)	5,154
Others	1,504,831	115,123	(1,254)	(32,115)	1,586,585

21

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	20,095	3,141	(2,140)	(2,370)	18,726
Trade	5,852	726	(440)	(461)	5,677
Engineering & Construction	783	744	(733)	(208)	586
Others	5,555	1,987	(926)	(583)	6,033

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	48,984	8,473	(2,420)	(4,870)	50,167
Trade	11,647	4,183	(3,520)	(1,453)	10,857
Engineering & Construction	599	223	(174)	(64)	584
Others	9,521	3,060	(731)	(998)	10,852

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	64,739	13,729	(5,948)	(4,925)	67,595
Trade	30,675	4,168	(1,744)	(2,394)	30,705
Engineering & Construction	4,055	556	(331)	(410)	3,870
Others	30,663	3,353	(2,523)	(1,298)	30,195

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	417,805	124,219	(2,375)	(18,438)	521,211
Trade	81,002	23,945	(7,250)	(5,780)	91,917
Engineering & Construction	216,170	172,467	(164,932)	(9,050)	214,655
Others	59,605	15,697	(994)	(8,573)	65,735

22

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	124,193	6,417	(12,916)	(1,792)	115,902
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,436,769	660,214	(467,286)	(0)	1,629,697
Trade	105,280	16,048	(20,393)	—	100,935
Engineering & Construction	23,060	6,394	(1)	—	29,453
Others	364,638	95,771	(120,290)	—	340,119

23

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~September, 2023	P) Establishment of by-product gas Power Plant P) Establishment of #6 Coke plant	15,080	1,559	13,521
		February, 2017 ~ December, 2021	G) The renovation of #3 furnace P) Establishment of coal storage (Silo)	19,457	10,982	8,476
POSCO-CSPC	Establishment	January, 2015 ~December, 2019	Establishment of a 2,500 tonnage press machine	122	121	1

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

Investments over KRW 10 billion are listed on the table.

[Trade]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~December, 2022	CPO MILL	583	331	252

Investments over KRW 10 billion are listed on the table.

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Establishment/ Expansion	January, 2020 ~ December, 2020	Expansion of SM server	316	45	271
		January, 2020 ~ December, 2020	System improvement, IT facility purchase, etc.	182	4	178
POSCO CHEMICAL	Establishment/ Expansion	March, 2019 ~March, 2020	Expansion of product lines for cathode materials in Gwangyang	2,396	2,003	393
	Renovation	November, 2019 ~ October, 2021	Renovation of refractory factory for production increase	483	42	441

24

	Establishment/ Expansion	November, 2019 ~ November, 2021	Expansion of product lines in #2 anode materials factory	1,373	130	1,243
	Purchase	February, 2020 ~ May, 2020	Land purchase for the establishment of artificial graphite anode factory	130	13	117
POSCO Energy	Establishment/ Expansion	March, 2020 ~ December, 2021	Expansion of evaporator for Gwangyang LNG Terminal	360	0	360
		April, 2020 ~ April, 2020	Capacity expansion of Gwangyang LNG #5 tank	1,608	0	1,608

Investments over KRW 10 billion are listed on the table

(b) Future Investment Plans	(In hundred millions of KRW)

Business	Company	Project	Investment effects	Planned Investments
				2020	2021	2022
Steel	POSCO	Establishment/Expansion	Cost reduction	646	6,451	8,418
		Renovation and Replacement of Existing Facilities, etc.	Maintenance of existing facilities, etc.	—	1,500	2,000
	POSCO SS VINA Joint Stock Company (Previously, POSCO SS VINA Co., Ltd.)	Renovation and Replacement of Existing Facilities, etc.	Enhancing production efficiency, cost reduction, etc.	47	27	12
Trading	PT. BIO INTI AGRINDO	Establishment/Expansion	Realization of profits by selling CPO	47	18	187
Others	POSCO CHEMICAL	Establishment/Expansion	Line up expansion of #2 Anode factory	1,190	—	—
		Renovation and Replacement of Existing Facilities, etc.	Maintenance of refractory factory for facility enhancement	348	—	—
	POSCO ICT	Establishment/Expansion	Improvement of POSCO IT service	271	169	542
			System improvement, etc.	178	380	57
	POSCO O&M	Establishment/Expansion	Renovation of Existing Facilities	91	107	111

Investments over KRW 10 billion are listed on the table

25

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2020.1Q	2019	2018
Domestic	Hot-Rolled Products	9,544	42,605	48,879
	Cold- Rolled Products	9,534	39,716	39,901
	Stainless Steel	5,187	21,167	21,281
	Others	16,264	77,026	77,230
Export	Hot-Rolled Products	9,693	41,064	35,231
	Cold- Rolled Products	27,602	125,658	124,449
	Stainless Steel	15,936	80,181	79,931
	Others	16,991	70,667	77,310
Total	Gross Sum	110,750	498,084	504,212
	Internal Transaction	(39,695)	(177,299)	(180,632)
	Total	71,055	320,785	323,580

[Trading]

		(In hundred millions of KRW)
Items		2020.1Q	2019	2018
Domestic	Merchandise	8,891	29,315	33,706
	Product	1,925	5,120	4,702
	Others	268	1,101	1,483
Export	Merchandise	17,329	69,347	87,124
	Product	161	205	768
	Others	8	638	736
Trades among the 3 countries		55,656	270,522	254,670
Gross Sum		84,238	376,247	383,189
Internal Transaction		(33,681)	(154,677)	(159,112)
Total		50,557	221,571	224,077

26

[Engineering & Construction]

		(In hundred millions of KRW)
	Items	2020.1Q	2019	2018
Domestic	Building	10,998	44,681	37,363
	Plant	3,715	10,953	10,238
	Civil Engineering	1,350	6,098	5,129
	Others	—	—	337
	Overseas	1,765	7,190	9,471
	Own Construction	914	5,712	7,568
	Other Subsidiary company sales	626	2,248	3,101
	Gross Sum	19,367	76,880	73,207
	Internal Transaction	(3,178)	(7,434)	(5,513)
	Total	16,189	69,446	67,694

[Others]

	(In hundred millions of KRW)
Items	2020.1Q	2019	2018
Electric Power Sales	7,658	31,866	34,427

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of March 31, 2020, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and a currency swap contracts to be USD 0.5 billion(expiring July, 2023), USD 0.5 billion(expiring July, 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), and USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 77,860 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 186,375 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 221 million.

27

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co., Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds 100% a stake in POSHIMETAL Co., Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April, 2016

1) Purpose: Expansion of sales of automotive steel in Southwest province of China

2) Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

3) Execution of JV Agreements: April 6, 2016

4) Termination JV Agreements: September, 2017

5) Liquidation of Steel mills set off: November 13, 2017

6) Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing & Service	August, 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

-  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

-  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April, 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

-  The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April, 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to
POSCO ENERGY

28

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June, 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 2nd stage of development, which consists of 3 stages in

Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

-  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 473,235 thousand, applying the exchange rate of

1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31,

2018).

-  Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October, 2019

1) Purpose : To specialize in steel processing business by splitting-off business division

2) Method : Split-off
3) Resolution date of Board of Directors : October 25, 2019
4) Shareholders’ meeting for approval : March 30, 2020
5) Date of Split-off : March 31, 2020
6) Registration date of Split-off : April 3, 2020

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February, 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

29

POSCO ENERGY	Contract of Shares Transfer	July, 2018

1) Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April, 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April, 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to
POSCO ENERGY

POSCO SS VINA Joint Stock Company (Previously, POSCO SS VINA Co., Ltd.	Joint stock contract with YAMATO KOGYO CO., LTD. And SIAM YAMATO STEEL CO., LTD. to improve business structure	March, 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3) Conclusion of a contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

30

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office

Safety & Environmental Planning Office

Technical Research Laboratories

Steel Product Research Lab

Process and Engineering Research Lab

Automotive Steel Research Lab

Steel Solution Research Lab

	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center

•	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center

Trading	POSCO International Corporation	Molding R&D Center
Stainless Quality Technology Group

Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center

	POSCO A&C	R&D Center

Others	POSCO ENERGY Co,. LTD	Renewable Energy Business Development Office

	POSCO ICT	R&D Center

	POSCO CHEMICAL	R&D Center

Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2020.1Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	15,330	49	867	7,676	23,921
Manufacturing Cost	84,168	45	620	86	84,920
R&D Cost (Intangible Assets)	8,195	—	—	(510)	7,685
Total*	107,693	94	1,487	7,252	116,526
Government Subsidy	—	—	55	—	55
R&D/Sales Ratio (%)	1.52	0.00	0.09	0.95	0.80

*	This total expenses include government subsidy amount

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2018, 2019 and 2020.1Q

	(In millions of KRW)
Account	2020.1Q	2019	2018
Condensed Consolidated Statements of Financial Position
[Total current assets]	37,812,465	34,842,374	33,651,002
Cash and cash equivalents	5,081,531	3,514,872	2,643,865
Other receivables, net	1,411,429	1,581,517	1,385,629
Other short-term financial assets	10,406,747	8,996,049	8,081,096
Trade accounts and notes receivable, net	9,343,892	9,078,351	9,282,609
Inventories	10,725,547	10,920,320	11,499,928
Other current assets	843,319	751,265	757,875
[Total non-current assets]	44,448,255	44,216,287	44,597,263
Other receivables, net	1,211,202	1,140,878	863,240
Other long-term financial assets	1,603,803	1,669,389	1,647,898
Investments in associates and joint ventures	3,833,688	3,927,755	3,650,003
Property, plant and equipment, net	30,352,055	29,925,973	30,018,273
Intangible assets, net	4,852,254	4,908,473	5,170,825
Other non-current assets	2,595,253	2,643,819	3,247,024
Total assets	82,260,720	79,058,661	78,248,265
[Total current liabilities]	18,284,862	16,323,690	18,937,985
[Total non-current liabilities]	16,561,471	14,940,264	12,550,729
Total liabilities	34,846,333	31,263,954	31,488,714
[Equity attributable to owners of the controlling company]	44,234,640	44,471,873	43,371,260
Share capital	482,403	482,403	482,403

32

Capital surplus	1,339,839	1,376,251	1,410,551
Hybrid bonds	199,384	199,384	199,384
Retained earnings	45,139,313	45,080,118	44,216,018
Other equity attributable to owners of the controlling company	(2,926,299)	(2,666,283)	(2,937,096)
[Non-controlling Interests]	3,179,747	3,322,834	3,388,291
Total equity	47,414,387	47,794,707	46,759,551
Condensed Consolidated Statements of Comprehensive Income
Revenue	14,545,813	64,366,848	64,977,777
Operating profit	705,251	3,868,855	5,542,600
Profit	434,658	1,982,637	1,892,064
[Profit attributable to owners of the controlling company]	395,393	1,835,086	1,690,612
[Profit attributable to non-controlling interests]	39,265	147,551	201,452
Total comprehensive Income	162,275	2,129,105	1,463,535
[Total comprehensive income attributable to owners of the controlling company]	129,987	1,997,731	1,271,495
[Total comprehensive income attributable to non-controlling interests]	32,288	131,374	192,040
Earnings per share(KRW)	4,915	22,823	20,911
Number of Consolidated Companies	166	164	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of March 31, 2020, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the three-month period ended March 31, 2020, and Notes

33

2. Separate Financial Statements

A. Summary of Fiscal Years of 2018, 2019 and 2020.1Q

	(In millions of KRW)
Account	2020.1Q	2019	2018
Condensed Separate Statements of Financial Position
[Total current assets]	20,774,352	18,216,066	16,796,400
Cash and Cash equivalents	2,341,514	978,139	259,219
Trade accounts and notes receivable, net	3,679,631	3,987,041	3,968,372
Other receivables, net	310,403	321,352	206,432
Other short-term financial assets	9,441,325	7,858,979	7,025,143
Inventories	4,767,696	4,988,530	5,288,009
Other current assets	233,783	82,025	49,225
[Total non-current assets]	37,662,026	37,494,700	37,329,580
Other receivables, net	76,090	56,468	57,767
Other long-term financial assets	1,197,424	1,257,896	1,176,757
Investments in Subsidiaries, associates, and joint ventures	15,221,211	15,069,857	15,121,339
Property, plant and equipment, net	20,181,710	20,132,199	20,154,334
Intangible assets, net	717,740	708,915	645,222
Other non-current assets	267,851	269,365	174,161
Total assets	58,436,378	55,710,766	54,125,980
[Total current liabilities]	4,179,101	3,331,446	3,895,973
[Total non-current Liabilities]	8,707,336	6,765,135	4,957,905
Total liabilities	12,886,437	10,096,581	8,853,878
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,252,220	1,252,220	1,154,775
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	45,498,431	45,372,411	45,175,459
[Other equity]	(1,882,497)	(1,692,233)	(1,739,919)
Total equity	45,549,941	45,614,185	45,272,102

34

	(In millions of KRW)
Account	2020.1Q	2019	2018
Condensed Separate Statements of Comprehensive Income
Revenue	6,969,856	30,373,511	30,659,425
Operating profit	458,111	2,586,359	3,809,376
Profit	453,020	1,175,712	1,072,592
Earnings per share(KRW)	5,634	14,592	13,186

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of March 31, 2020, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the three-month period ended March 31, 2020, and Notes.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (as of May 15, 2020)

Our Board of Directors consists of five inside directors (Choi, Jeong-Woo, Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong, Jeong, Tak) and seven outside directors (Chung, Moon-Ki, Bahk, Byong-Won, Kim, Joo-Hyun, Kim, Shin-Bae, Chang, Seung-Wha, Kim, Sung-Jin, Pahk, Heui-Jae).

Our Board of Directors manages the following five sub-committees:

(a) Director Candidate Recommendation and Management Committee

(b) Evaluation and Compensation Committee

(c) Finance and Related Party Transactions Committee

(d) Audit Committee

(e) Executive Management Committee

Composition of the Sub-Committees under the Board of Directors and their Functions(as of May 15, 2020)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Kim, Joo-Hyun (Chairman) Bahk, Byong-Won Pahk, Heui-Jae Chon, Jung-Son

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and the members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Kim, Shin-Bae (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Kim, Sung-Jin	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Sung-Jin (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chang, In-Hwa

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Bahk, Byong-Won (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

36

Category	Composition	Directors	Major Functions
Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In- Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

(2) List of Outside Directors (As of March 31, 2020)

Name	Experience	Relation with Majority Shareholder	Remarks
Chung, Moon-Ki

•  Professor in Accounting, Sungkyunkwan University (‘16~Present)

•  Partner and Chief Quality Officer, Samil PwC (‘81~‘12)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

		None	Chairman of the Board of Directors

Bahk, Byong-Won

•  Honorary Chairman of Korea Employers Federation (‘18.3~Present)

•  Chairman of Korea Employers Federation (‘15.2 ~‘18.2)

•  Chairman of The Korea Federation of Banks (‘11.11~‘14.11)

•  Chairman & CEO Woori Financial Group (‘07.3~‘08.6)

•  MA in Economics, University of Washington (‘85)

None

Kim, Joo-Hyun

•  President & CEO, The financial news (‘17.4~Present)

•  President, Future Korea Institute, Kookmin University (‘16.5~‘17.3)

•  President & CEO, Hyundai Research Institute (‘04.1~‘14.4)

•  Ph.D. in Department of Finance, College of Business Arizona State University (‘89)

None

Kim, Shin-Bae

•  Vice Chairman, SK Group (‘10.1~‘13.2)

•  President, Korea IoT (Internet of Things) Association (‘05.3~‘12.3)

•  President and CEO, SK Telecom (‘04.3~‘08.12)

•  M.B.A., Wharton School, University of Pennsylvania (‘85)

None

Chang, Seung-Wha

•  Dean of Seoul National University School of Law (‘18.6~Present)

•  Professor of Law, Seoul National University (‘95~Present)

•  World Trade Organization(WTO) as the Appellate Body Member (‘12.5~‘16.9)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (‘00~‘13)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (‘94)

None

Kim, Sung-Jin

•  Adjunct Professor at Department of Economics, Seoul National University (‘11~Present)

•  The Minister of Maritime Affairs and Fisheries (‘06~‘07)

•  Administrator of the Small and Medium Business Administration (‘04~‘06)

•  Ph.D. in Economics Kansas State University (‘91)

None

Pahk, Heui-Jae

•  Professor in Mechanical & Aerospace Engineering, Seoul National University (‘93.3~Present)

•  Chairman of the Board, Korea Youth Foundation (‘16.5~Present)

•  Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (‘13.4~‘16.4)

•  SNU Precision CEO (‘98.2~‘16.12)

•  Ph.D in Mechanical Engineering, Seoul National University (‘90)

None

37

(3) List of Key Activities of the Board of Directors (January 1, 2020 ~ May 15, 2020)

Session	Date	Agenda	Approval
2020-1	January 31

•   Deliberation Agenda

1.  Approval of the 52nd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  The progress on implementing resolution made by the Board of Directors for the fiscal year of 2019

2.  Business performance of the fiscal year of 2019

3.  Report on internal control over financial reporting

4.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved

2020-2	February 21	• Deliberation Agenda 1. Agendas for the 52nd general meeting of shareholders 2. Recommendation of inside director candidates (Candidates other than representative director CEO)	All 2 Cases Approved

2020-3	March 27

•   Deliberation Agenda

1.  Appointment of the Chairman of the Board of Directors

2.  Appointment of the Special Committee Members

3.  Designation of Representative Directors and presenting positions to Inside Directors

4.  Donation to help organizations and institutions against COVID-19 virus

All 4 Cases Approved

2020-4	April 10	• Deliberation Agenda 1. Decision on contract for share repurchase trust	All 1 Case Approved

2020-5	May 8

•   Deliberation Agenda

1.  Declaration of the first quarter dividend for the fiscal year of 2020

2.  Transaction Plans with affiliates for the fiscal year of 2020

•   Report Agenda

1.  The business performance of the first quarter of 2020

2.  The progress and plan of venture platform

3.  The performance and assessment of Board of Directors for 2019

4.  Plan for POSCO Group logistics integration

All 2 Cases Approved

Major Activities of Outside Directors on the Board of Directors (January 1, 2019 ~ May 15, 2020)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2020-1	January 31	7(7)	—
2020-2	February 21	7(7)	—
2020-3	March 27	6(7)	Absence : Chung, Moon-Ki
2020-4	April 10	6(7)	Absence : Chung, Moon-Ki
2020-5	May 8	7(7)	—

38

(4) Composition of the Sub-committees and their Activities

•	Major Activities of Director Candidate Recommendation Committee(January 1, 2020~March 27, 2020 before the Board of Directors meeting)

Date	Agenda	Approval
February 14 & 21, 2020	• Deliberation Agenda
	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 21, 2020	• Preliminary Review Agenda	—
1. Qualification Assessment of Inside Director Candidates

• Preliminary Review Agenda
March 27, 2020	1. Appointment of the Sub-committee Members	—
	2. Appointment of the Representative Directors	—

•	Major Activities of Evaluation and Compensation Committee(January 1, 2020~March 27, 2020 before the Board of Directors meeting)

Date	Agenda	Approval
January 22, 2020	• Deliberation Agenda	Approved
1. Evaluation of the business performance for the fiscal year of 2019

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2020~May 15, 2020)

Date	Agenda	Approval
January 31, 2020	• Deliberation Agenda
	1. Contribution to the Internal Labor Welfare Fund	Approved
	2. Contribution to the Mutual Cooperation Fund	Approved
	3. Donation to help organizations and institutions against COVID 19 virus	Approved

May 6, 2020	• Deliberation Agenda
	1. Payment guarantee plan for POSUK	Approved
	2. Payment guarantee plan for POSCO-TCS	Approved

May 6 & 8, 2020	• Deliberation Agenda
	1. Plan for POSCO Group logistics integration	Approved

•	Major Activities of Executive Management Committee (January 1, 2019 ~ May 15, 2020)

Date	Agenda	Approval
January 22, 2020	• Preliminary Review Agenda
	1. Establishment of #6 Cokes Oven in Pohang works	—

February 18, 2020	• Deliberation Agenda	Approved
1. Establishment of #6 Cokes Oven in Pohang works

March 17, 2020	• Deliberation Agenda	Approved
1. Capital increase for IJPC 3# factory in Indonesia

39

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Bahk, Byong-Won Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2020 ~ May 15, 2020)

Session	Date	Agenda	Approval
1	January 30

•   Deliberation Agenda

1.  Assessment of internal control over financial reporting

2.  Approval of audit and non-audit services for POSCO and subsidiaries

3.  Assessment of the Audit Committee for the fiscal year of 2019

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2019

2.  The result of internal audit for the fiscal year of 2019 and audit plans for the fiscal year of 2020

3.  The assessment on the executive and employees’ conformity to the code of ethics for the fiscal year of 2019

All 3 Cases Approved

2	February 20	• Deliberation Agenda 1. Approval of audit and non-audit services for POSCO’s subsidiariesabroad 2. Internal audit result for the 52nd term • Report Agenda 1. External audit result for the 52nd term	All 2 Cases Approved

3	February 21	• Deliberation Agenda 1. Review of agenda for general meeting of shareholders	Approved

•	At the 52nd General shareholders’ meeting held on March 27, 2020, due to Chang, Seung-Wha’s expiration of term in the audit committee, a new audit committee member, Pahk, Heui-Jae, was elected.

40

     Changes after March 31, 2020

Session	Date	Agenda	Approval
4	April 24

•   Deliberation Agenda

1.  Appointment of the chairman of the audit committee

•   Report Agenda

1.  Consolidated internal control over financial reporting for the fiscal year of 2019

2.  Assessment of the consolidated internal control over financial reporting for the fiscal year of 2019

3.  Audit report of 20-F for the fiscal year of 2019

Approved
5	May 7

•   Deliberation Agenda

1.  Approval of audit service contract on POSCO SPS

•   Report Agenda

1.  Internal audit result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

2.  External review result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting ofshareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors’ meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ Salaries

					(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment (Per Person)	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	3,244	649	10,000	—
Outside Director	4	71	18		—
Members of the Audit Committee	3	53	18		—

     Payment Period: January 1, 2020 ~ March 31, 2020

     Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.

Average payment per person is calculated based on the paid amount to the current directors and audit committee members as of March 31, 2020.

41

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2020, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 12, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 15, 2020

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	21	~~W~~	5,081,531	3,514,872
Trade accounts and notes receivable, net	4,21,26,27,34		9,343,892	9,078,351
Other receivables, net	5,21,34		1,411,429	1,581,517
Other short-term financial assets	6,21		10,406,747	8,996,049
Inventories	7		10,725,547	10,920,320
Current income tax assets			45,541	45,930
Assets held for sale	8		71,808	74,158
Other current assets	14		725,970	631,177

Total current assets			37,812,465	34,842,374

Long-term trade accounts and notes receivable, net	4,21		169,057	198,785
Other receivables, net	5,21		1,211,202	1,140,879
Other long-term financial assets	6,21		1,603,803	1,669,389
Investments in associates and joint ventures	9		3,833,688	3,927,755
Investment property, net	11		887,162	878,227
Property, plant and equipment, net	12		30,352,055	29,925,973
Intangible assets, net	13		4,852,254	4,908,473
Defined benefit assets, net	19		6,943	4,280
Deferred tax assets			1,254,616	1,237,285
Other non-current assets	14		277,475	325,241

Total non-current assets			44,448,255	44,216,287

Total assets		~~W~~	82,260,720	79,058,661

See accompanying notes to the condensed consolidated interim financial statements

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	21,34	~~W~~	3,478,052	3,422,922
Short-term borrowings and current installments of long-term borrowings	4,15,21		9,925,975	8,548,212
Other payables	16,21,34		2,084,609	1,879,508
Other short-term financial liabilities	17,21		149,572	77,827
Current income tax liabilities			454,375	396,616
Liabilities directly associated with the assets held for sale	8		4	8
Provisions	18,35		313,552	360,495
Other current liabilities	20,26,27		1,878,724	1,638,102

Total current liabilities			18,284,863	16,323,690

Long-term trade accounts and notes payable	21		9,678	20,067
Long-term borrowings, excluding current installments	15,21		13,576,731	11,893,401
Other payables	16,21		677,528	585,129
Other long-term financial liabilities	17,21		22,289	31,494
Defined benefit liabilities, net	19		226,004	181,011
Deferred tax liabilities			1,572,728	1,691,498
Long-term provisions	18,35		432,887	458,154
Other non-current liabilities	20,26		43,625	79,510

Total non-current liabilities			16,561,470	14,940,264

Total liabilities			34,846,333	31,263,954

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,339,839	1,376,251
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,417,995)	(1,157,980)
Treasury shares	25		(1,508,303)	(1,508,303)
Retained earnings			45,139,312	45,080,117

Equity attributable to owners of the controlling company			44,234,640	44,471,872
Non-controlling interests	23		3,179,747	3,322,835

Total equity			47,414,387	47,794,707

Total liabilities and equity		~~W~~	82,260,720	79,058,661

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2020		March 31, 2019
Revenue	26,27,34,37	~~W~~	14,545,813	16,014,238
Cost of sales	7,27,31,34		(13,235,530)	(14,200,867)

Gross profit			1,310,283	1,813,371
Selling and administrative expenses	31,34
Impairment loss on trade accounts and notes receivable			(9,987)	(13,132)
Other administrative expenses	28		(477,067)	(506,083)
Selling expenses	28		(117,978)	(91,260)

Operating profit			705,251	1,202,896
Share of profit of equity-accounted investees, net	9		31,664	66,859
Finance income and costs	21,29
Finance income			1,319,425	494,014
Finance costs			(1,345,277)	(550,593)
Other non-operating income and expenses	34
Impairment loss on other receivables			(1,197)	(3,390)
Other non-operating income	30		64,301	74,344
Other non-operating expenses	30,31		(113,764)	(137,189)

Profit before income tax	37		660,403	1,146,941
Income tax expense	32,37		(225,745)	(368,496)

Profit			434,658	778,445
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(3,850)	(9,706)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(202,836)	(5,540)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(61,206)	48,839
Foreign currency translation differences			(4,434)	121,161
Gains or losses on valuation of derivatives	21		(57)	32

Other comprehensive income (loss), net of tax			(272,383)	154,786

Total comprehensive income		~~W~~	162,275	933,231

Profit attributable to:
Owners of the controlling company		~~W~~	395,393	741,253
Non-controlling interests			39,265	37,192

Profit		~~W~~	434,658	778,445

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	129,987	912,402
Non-controlling interests			32,288	20,829

Total comprehensive income		~~W~~	162,275	933,231

Basic and diluted earnings per share (in Won)	33		4,915	9,233

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	741,253	741,253	37,192	778,445
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(3,164)	(3,164)	(6,542)	(9,706)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	45,224	—	—	45,224	3,615	48,839
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,183	—	(26,417)	(3,234)	(2,306)	(5,540)
Foreign currency translation differences, net of tax		—	—	—	132,293	—	—	132,293	(11,132)	121,161
Gains or losses on valuation of derivatives, net of tax		—	—	—	30	—	—	30	2	32

Total comprehensive income		—	—	—	200,730	—	711,672	912,402	20,829	933,231

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(56,485)	(456,491)
Changes in subsidiaries		—	—	—	—	—	—	—	(59)	(59)
Changes in ownership interest in subsidiaries		—	22,212	—	—	—	—	22,212	(49,856)	(27,644)
Interest of hybrid bonds		—	—	—	—	—	(2,268)	(2,268)	(1,799)	(4,067)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	(275)	—	(36,916)	—	41,439	4,248	(1,368)	2,880

Total transactions with owners of the controlling company		—	34,513	—	(36,916)	24,425	(360,835)	(338,813)	(109,567)	(448,380)

Balance as of March 31, 2019	~~W~~	482,403	1,445,064	199,384	(1,240,554)	(1,508,303)	44,566,855	43,944,849	3,299,553	47,244,402

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	395,393	395,393	39,265	434,658
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(4,084)	(4,084)	234	(3,850)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(67,770)	—	—	(67,770)	6,564	(61,206)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(201,529)	—	(1,307)	(202,836)	—	(202,836)
Foreign currency translation differences, net of tax		—	—	—	9,338	—	—	9,338	(13,772)	(4,434)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(54)	—	—	(54)	(3)	(57)

Total comprehensive income		—	—	—	(260,015)	—	390,002	129,987	32,288	162,275

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(59,655)	(380,117)
Changes in ownership interest in subsidiaries		—	(2,792)	—	—	—	—	(2,792)	125,410	122,618
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(2,294)	(2,294)	(1,838)	(4,132)
Others		—	(39)	—	—	—	(8,051)	(8,090)	5,707	(2,383)

Total transactions with owners of the controlling company		—	(36,412)	—	—	—	(330,807)	(367,219)	(175,376)	(542,595)

Balance as of March 31, 2020	~~W~~	482,403	1,339,839	199,384	(1,417,995)	(1,508,303)	45,139,312	44,234,640	3,179,747	47,414,387

See accompanying notes to the condensed consolidated interim financial statement

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		March 31, 2019
Cash flows from operating activities
Profit		~~W~~	434,658	778,445
Adjustments for:
Depreciation			770,170	764,760
Amortization			114,287	99,262
Finance income			(914,256)	(341,882)
Finance costs			993,094	386,371
Income tax expense			225,745	368,496
Impairment loss on property, plant and equipment			78	68,345
Gain on disposal of property, plant and equipment			(4,835)	(12,282)
Loss on disposal of property, plant and equipment			40,671	12,297
Impairment loss on other intangible assets			423	1,004
Gain on disposal of investments in subsidiaries, associates and joint ventures			(3,969)	(14,436)
Loss on disposal of investments in subsidiaries, associates and joint ventures			4,952	1,871
Share of profit of equity-accounted investees			(31,664)	(66,859)
Impairment loss on assets held for sale			—	4,195
Expenses related to post-employment benefit			62,608	60,027
Impairment loss on trade and other receivables			11,184	16,522
Loss on valuation of inventories			97,504	68,743
Increase to provisions			17,009	57,307
Others, net			5,243	6,908

			1,388,244	1,480,649

Changes in operating assets and liabilities	36		123,104	(714,618)
Interest received			73,960	59,458
Interest paid			(139,460)	(161,145)
Dividends received			35,927	29,566
Income taxes paid			(191,110)	(81,863)

Net cash provided by operating activities		~~W~~	1,725,323	1,390,492

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		March 31, 2019
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(9,143,509)	(7,142,031)
Proceeds from disposal of short-term financial instruments			7,807,693	7,126,453
Increase in loans			(401,063)	(145,366)
Collection of loans			479,949	174,199
Acquisitions of securities			(199,977)	(204,535)
Proceeds from disposal of securities			211,015	18,737
Acquisitions of investment in associates and joint ventures			(54,564)	(32,844)
Proceeds from disposal of investment in associates and joint ventures			3,347	2,998
Acquisitions of investment property			(3,115)	(4,395)
Proceeds from disposal of investment property			—	376
Acquisitions of property, plant and equipment			(937,795)	(458,378)
Proceeds from disposal of property, plant and equipment			17,837	15,856
Acquisitions of intangible assets			(109,420)	(113,388)
Proceeds from disposal of intangible assets			10,463	2,018
Proceeds from disposal of assets held for sale			590	311
Collection of lease receivables			14,990	—
Others, net			(503)	15,903

Net cash used in investing activities			(2,304,062)	(744,086)

Cash flows from financing activities
Proceeds from borrowings			1,822,765	437,174
Repayment of borrowings			(383,099)	(690,360)
Proceeds from (payment of) short-term borrowings, net			877,646	(389,652)
Capital contribution from non-controlling interests			125,410	23,579
Payment of cash dividends			(1,363)	(8,904)
Payment of interest of hybrid bonds			(4,132)	(4,087)
Repayment of lease liabilities			(46,443)	(47,358)
Repayment of redeemable convertible preferred shares			(278,581)	—
Others, net			123	969

Net cash provided by (used in) financing activities			2,112,326	(678,639)

Effect of exchange rate fluctuation on cash held			32,737	33,448

Net increase in cash and cash equivalents			1,566,324	1,215
Cash and cash equivalents at beginning of the period	8		3,515,246	2,643,865

Cash and cash equivalents at end of the period	8	~~W~~	5,081,570	2,645,080

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2020

(Unaudited)

1. General Information

General information about POSCO, its 32 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 133 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 130 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2020, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries newly included during the three-month period ended March 31, 2020, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Posco International (Thailand) Co., Ltd.	January 2020	100.00	New establishment
PT POSCO INTERNATIONAL INDONESIA	January 2020	100.00	New establishment

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1	—	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2	—	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3	—	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2020.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company does not expect the effect of the amendment to the consolidated financial statements to be significant.

(c)	K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures”

The amendments require the application of exceptions to the analysis of future prospects in relation to the application of hedge accounting while uncertainty exists due to the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows based on existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, or whether the hedge relationship between the hedged item and the hedging instrument is highly probable, the interest rate benchmark that the hedged item and the hedging instrument comply with does not change as a result of the interest rate benchmark reform. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Trade accounts and notes receivable	~~W~~	8,469,148	8,352,968
Finance lease receivables		236	221
Due from customers for contract work		1,292,784	1,136,436
Less: Allowance for doubtful accounts		(418,276)	(411,274)

	~~W~~	9,343,892	9,078,351

Non-current
Trade accounts and notes receivable	~~W~~	179,112	209,310
Finance lease receivables		45,180	43,725
Less: Allowance for doubtful accounts		(55,235)	(54,250)

	~~W~~	169,057	198,785

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~304,972 million and ~~W~~244,305 million as of March 31, 2020 and December 31, 2019, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

5. Other Receivables

Other receivables as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Loans	~~W~~	326,817	367,580
Other accounts receivable		801,695	971,845
Accrued income		309,690	272,528
Deposits		70,759	86,519
Others		19,812	14,510
Lease receivables		49,666	48,744
Less: Allowance for doubtful accounts		(167,010)	(180,209)

	~~W~~	1,411,429	1,581,517

Non-current
Loans	~~W~~	756,108	701,529
Other accounts receivable		219,544	209,039
Accrued income		68,184	65,275
Deposits		247,328	238,261
Lease receivables		177,786	179,315
Less: Allowance for doubtful accounts		(257,748)	(252,540)

	~~W~~	1,211,202	1,140,879

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Derivatives assets	~~W~~	137,050	47,541
Debt securities		339,903	342,371
Deposit instruments(*1,2)		1,945,317	1,744,895
Short-term financial instruments(*2)		7,984,477	6,861,242

	~~W~~	10,406,747	8,996,049

Non-current
Derivatives assets	~~W~~	275,475	64,737
Equity securities(*3)		936,571	1,204,902
Debt securities		27,589	25,555
Other securities(*3)		334,241	340,008
Deposit instruments(*2)		29,927	34,187

	~~W~~	1,603,803	1,669,389

(*1)	As of March 31, 2020 and December 31, 2019, ~~W~~4,928 million and ~~W~~4,524 million, respectively, are restricted for the use in government projects.
(*2)	As of March 31, 2020 and December 31, 2019, financial instruments amounting to ~~W~~82,223 million and ~~W~~73,525 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)

As of March 31, 2020 and December 31, 2019, ~~W~~110,036 million and ~~W~~109,395 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Finished goods	~~W~~	1,672,743	1,655,228
Merchandise		1,071,742	1,058,874
Semi-finished goods		1,969,213	2,097,289
Raw materials		2,632,122	2,656,341
Fuel and materials		973,386	1,026,133
Construction inventories		747,577	734,649
Materials-in-transit		1,780,145	1,824,044
Others		84,171	83,905

		10,931,099	11,136,463

Less: Allowance for inventories valuation		(205,552)	(216,143)

	~~W~~	10,725,547	10,920,320

The amounts of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2020 and the year ended December 31, 2019 were ~~W~~97,504 million and ~~W~~96,201 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020				December 31, 2019
	The controlling company(*1)		Subsidiaries	Total	The controlling company(*1)	Subsidiaries	Total
Asset
Cash and cash equivalents(*2)	~~W~~	—	39	39	—	374	374
Other financial assets		—	118	118	—	185	185
Property, plant and equipment		36,030	33,888	69,918	36,321	32,972	69,293
Others		—	1,733	1,733	—	4,306	4,306

	~~W~~	36,030	35,778	71,808	36,321	37,837	74,158

Liability
Others	~~W~~	—	4	4	—	8	8

(*1)	During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale.
(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020						December 31, 2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,787,468,209	33.41	~~W~~	178,787	~~W~~	175,579	175,907
POSPower Co., Ltd(*1)	4,507,138	34.00		179,410		158,004	161,280
SNNC Co., Ltd.	18,130,000	49.00		90,650		140,111	142,602
QSONE Co., Ltd.	200,000	50.00		84,395		85,114	85,887
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		53,088	56,679
Nextrain Co., Ltd.	8,321,920	32.00		41,610		40,439	41,447
Keystone NO. 1. Private Equity Fund	22,523,123	52.58		22,523		20,258	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		17,525	17,824
Daesung Steel(*3)	108,038	17.54		14,000		15,375	15,375
Incheon-Gimpo Expressway Co., Ltd.(*1,3)	9,032,539	18.26		45,163		6,142	7,904
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	5,185	12.50		5,185		4,956	6,177
KONES, Corp.	3,250,000	41.67		6,893		2,088	2,473
Others (54 companies)(*1)						126,120	112,621

						844,799	845,614

[Foreign]
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		164,303		197,571	178,892
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		236,476	225,933
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*3)	114,452,000	10.40		124,341		140,954	131,529
Eureka Moly LLC	—	20.00		240,123		90,126	85,349
AMCI (WA) PTY LTD	49	49.00		209,664		66,907	72,937
Nickel Mining Company SAS	3,234,698	49.00		157,585		39,973	37,940
KOREA LNG LTD.	2,400	20.00		135,205		47,429	46,557
NCR LLC	—	29.40		49,744		49,177	46,391
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		23,205	22,356
PT. Batutua Tembaga Raya	128,285	22.00		21,824		12,002	14,717
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,360	13,363
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,744	15,128
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,163	6,755
Others (26 companies)(*1)						101,469	121,048

						1,042,556	1,018,895

					~~W~~	1,887,355	1,864,509

(*1)

As of March 31, 2020 and December 31, 2019, investments in associates amounting to ~~W~~252,152 million and ~~W~~258,754 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	As of March 31, 2020 and December 31, 2019, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*3)

As of March 31, 2020, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others. During the three-month period ended March 31, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020						December 31, 2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	157,646	182,648
Others (8 companies)						10,571	10,305

						168,217	192,953

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,137,388	1,235,682
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		397,467	376,410
KOBRASCO	2,010,719,185	50.00		32,950		97,684	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		92,463	88,935
DMSA/AMSA(*1,2)	—	4.00		349,701		11,908	12,189
CSP - Compania Siderurgica do Pecem	1,367,314,532	20.00		631,796		—	—
Others (10 companies)						41,206	41,436

						1,778,116	1,870,293

					~~W~~	1,946,333	2,063,246

(*1)	As of March 31, 2020 and December 31, 2019, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

The investors of the joint venture provide financial support agreements to defer the repayment of the loan to the joint venture. However, the Company considers that the resolution for the provision of funding supplementation is invalid and is conducting arbitration, and the obligation to supplement funds of the Company is suspended and may be changed depending on the result of arbitration.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,907	—	—	(328)	—	175,579
POSPower Co., Ltd		161,280	—	—	(600)	(2,676)	158,004
SNNC Co., Ltd.		142,602	—	(2,901)	410	—	140,111
QSONE Co., Ltd.		85,887	—	(1,140)	367	—	85,114
Chun-cheon Energy Co., Ltd		56,679	—	—	(3,591)	—	53,088
Nextrain Co., Ltd.		41,447	—	—	(1,008)	—	40,439
Keystone NO. 1. Private Equity Fund		19,438	—	—	820	—	20,258
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,824	—	—	(299)	—	17,525
Daesung Steel		15,375	—	—	—	—	15,375
Incheon-Gimpo Expressway Co., Ltd.		7,904	—	—	(1,762)	—	6,142
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,177	—	—	79	(1,300)	4,956
KONES, Corp.		2,473	—	—	(385)	—	2,088
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(5,601)	—	157,646
Others (62 companies)		122,926	16,941	(262)	1,657	(4,571)	136,691

		1,038,567	16,941	(23,704)	(10,241)	(8,547)	1,013,016

[Foreign]
AES-VCM Mong Duong Power Company Limited		178,892	—	—	9,699	8,980	197,571
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(16,213)	13,846	12,910	236,476
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		131,529	—	(7,380)	8,949	7,856	140,954
Eureka Moly LLC		85,349	—	—	—	4,777	90,126
AMCI (WA) PTY LTD		72,937	—	—	(865)	(5,165)	66,907
Nickel Mining Company SAS		37,940	—	—	481	1,552	39,973
KOREA LNG LTD.		46,557	—	(2,425)	2,372	925	47,429
NCR LLC		46,391	—	—	(96)	2,882	49,177
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(53)	902	23,205
PT. Batutua Tembaga Raya		14,717	—	—	(3,023)	308	12,002
PT. Wampu Electric Power		13,363	—	—	260	737	14,360
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(107)	723	15,744
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	(40)	448	7,163
Roy Hill Holdings Pty Ltd		1,235,682	—	—	12,803	(111,097)	1,137,388
POSCO-NPS Niobium LLC		376,410	—	(4,774)	4,689	21,142	397,467
KOBRASCO		115,641	—	—	3,652	(21,609)	97,684
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	193	3,335	92,463
DMSA/AMSA		12,189	3,423	—	(6,889)	3,185	11,908
CSP - Compania Siderurgica do Pecem		—	37,623	—	—	(37,623)	—
Others (36 companies)		162,484	—	(2,586)	(3,966)	(13,257)	142,675

		2,889,188	41,046	(33,378)	41,905	(118,089)	2,820,672

	~~W~~	3,927,755	57,987	(57,082)	31,664	(126,636)	3,833,688

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2)	For the year ended December 31, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	174,123	—	—	(976)	2,760	175,907
POSPower Co., Ltd		161,477	—	—	(4,744)	4,547	161,280
SNNC Co., Ltd.		116,922	—	(1,450)	27,655	(525)	142,602
QSONE Co., Ltd.		85,550	—	(950)	1,287	—	85,887
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(11,849)	—	56,679
Nextrain Co., Ltd.		10	41,600	—	(163)	—	41,447
Keystone NO. 1. Private Equity Fund		11,183	8,723	—	(342)	(126)	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,382	—	—	442	—	17,824
Daesung Steel		15,644	—	—	(269)	—	15,375
Incheon-Gimpo Expressway Co., Ltd.		13,329	—	—	(5,425)	—	7,904
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		5,739	—	—	438	—	6,177
KONES, Corp.		2,849	—	—	(403)	27	2,473
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	19,377	(552)	182,648
Others (61 companies)		132,848	30,973	(1,392)	(18,146)	(21,357)	122,926

		979,726	87,346	(20,161)	6,882	(15,226)	1,038,567

[Foreign]
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	24,126	(37,071)	178,892
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	63,749	6,992	225,933
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		126,885	—	(9,902)	9,912	4,634	131,529
Eureka Moly LLC		82,447	—	—	(25)	2,927	85,349
AMCI (WA) PTY LTD		71,086	—	—	(4,377)	6,228	72,937
Nickel Mining Company SAS		41,712	—	—	(4,250)	478	37,940
KOREA LNG LTD.		43,554	—	(13,404)	13,501	2,906	46,557
NCR LLC		37,602	9,605	—	(822)	6	46,391
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	61	(128)	22,356
PT. Batutua Tembaga Raya		20,479	—	—	(6,209)	447	14,717
PT. Wampu Electric Power		14,120	—	—	(1,247)	490	13,363
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	10	322	15,128
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	80	197	6,755
Roy Hill Holdings Pty Ltd		1,041,600	—	—	158,562	35,520	1,235,682
POSCO-NPS Niobium LLC		363,506	—	(24,933)	24,543	13,294	376,410
KOBRASCO		133,449	—	(74,716)	56,474	434	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	665	1,453	88,935
DMSA/AMSA		26,709	23,682	—	(40,415)	2,213	12,189
CSP - Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)	—
Others (38 companies)		143,236	552	(19,430)	30,168	7,958	162,484

		2,670,277	91,614	(186,325)	266,859	46,763	2,889,188

	~~W~~	3,650,003	178,960	(206,486)	273,741	31,537	3,927,755

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

1)	March 31, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	515,490	599	514,891	—	(983)
POSPower Co., Ltd		813,129	315,766	497,363	46	(1,971)
SNNC Co., Ltd.		564,852	260,885	303,967	149,551	(9,778)
QSONE Co., Ltd.		251,152	80,919	170,233	4,258	739
Chun-cheon Energy Co., Ltd		632,440	522,440	110,000	82,048	(7,469)
Nextrain Co., Ltd.		138,850	10,445	128,405	—	(476)
Keystone NO. 1. Private Equity Fund		186,482	135,984	50,498	6,179	1,561
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		50,868	21,833	29,035	2,931	(1,012)
Daesung Steel		167,788	111,521	56,267	22,893	—
Incheon-Gimpo Expressway Co., Ltd.		1,005,680	952,981	52,699	12,222	(11,176)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		42,526	2,879	39,647	139	630
KONES, Corp.		1,127	1,749	(622)	429	(924)
POSCO MITSUBISHI CARBON TECHNOLOGY		459,155	196,040	263,115	34,658	(8,259)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,854,564	910,187	944,377	115,249	55,292
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,371,660	4,174	1,367,486	—	86,044
Nickel Mining Company SAS		486,098	347,739	138,359	47,065	(7,174)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		76,621	18,788	57,833	3	(257)
KOREA LNG LTD.		237,478	330	237,148	12,398	11,860
PT. Batutua Tembaga Raya		441,258	422,749	18,509	24,473	(14,265)
PT. Wampu Electric Power		229,764	161,047	68,717	4,252	1,298
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		70,651	18,761	51,890	21,285	(313)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		60,690	31,877	28,813	12,519	(168)
Roy Hill Holdings Pty Ltd		9,580,676	4,403,564	5,177,112	587,785	152,897
POSCO-NPS Niobium LLC		794,731	—	794,731	—	9,377
KOBRASCO		200,334	4,966	195,368	13,082	7,303
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		975,298	632,310	342,988	325,867	1,466
DMSA/AMSA		5,967,036	4,472,487	1,494,549	184,965	(171,349)
CSP - Compania Siderurgica do Pecem		3,204,245	4,170,508	(966,263)	396,254	(1,030,706)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	516,659	786	515,873	—	7,479
POSPower Co., Ltd		707,051	199,846	507,205	—	(5,294)
SNNC Co., Ltd.		677,508	357,843	319,665	738,977	63,269
QSONE Co., Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
Nextrain Co., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
Incheon-Gimpo Expressway Co., Ltd.		1,014,410	951,321	63,089	50,575	(36,449)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		50,479	1,062	49,417	2,841	3,502
KONES, Corp.		1,950	1,648	302	4,416	(966)
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,276,857	1	1,276,856	—	95,306
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP - Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2020 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	278,465	2,814	—	(3,613)	277,666
Buildings		598,159	3,167	(6,346)	12,897	607,877
Structures		1,178	—	(153)	155	1,180
Right-of-use assets		425	—	(3)	17	439

	~~W~~	878,227	5,981	(6,502)	9,456	887,162

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,585	—	(5,921)	—	5,801	278,465
Buildings		571,335	1,548	(5,343)	(52,416)	83,035	598,159
Structures		1,408	—	(50)	(625)	445	1,178
Right-of-use assets		—	—	—	—	425	425
Construction-in-progress		77,287	18,644	—	—	(95,931)	—

	~~W~~	928,615	20,192	(11,314)	(53,041)	(6,225)	878,227

(*1)	Includes impairment loss on investment property recognized in relation to the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ~~W~~32,642 million.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	2,526,059	4,987	(997)	—	—	25,704	2,555,753
Buildings		4,215,454	3,587	(2,845)	(78,946)	—	158,679	4,295,929
Structures		2,904,506	67,648	(264)	(57,311)	—	94,644	3,009,223
Machinery and equipment		17,218,264	61,757	(2,949)	(563,744)	(78)	432,429	17,145,679
Vehicles		32,285	1,413	(241)	(3,622)	—	1,187	31,022
Tools		70,751	5,054	(93)	(7,385)	—	4,132	72,459
Furniture and fixtures		130,132	4,242	(242)	(9,027)	—	7,261	132,366
Lease assets		774,582	25,420	(4,392)	(41,841)	—	139,749	893,518
Bearer plants		124,193	—	—	(1,792)	—	(6,499)	115,902
Construction-in-progress		1,929,747	722,598	(4,761)	—	—	(547,380)	2,100,204

	~~W~~	29,925,973	896,706	(16,784)	(763,668)	(78)	309,906	30,352,055

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,548,002	6,550	—	(2,128)	—	—	(26,365)	2,526,059
Buildings		4,402,452	39,551	22,836	(10,376)	(314,107)	(90,036)	165,134	4,215,454
Structures		2,917,924	49,931	2	(3,350)	(228,616)	(27,217)	195,832	2,904,506
Machinery and equipment		18,518,129	175,743	1,216	(78,236)	(2,250,022)	(309,604)	1,161,038	17,218,264
Vehicles		31,341	8,027	189	(742)	(15,057)	(559)	9,086	32,285
Tools		66,164	19,178	5,792	(1,340)	(28,537)	(2,106)	11,600	70,751
Furniture and fixtures		136,287	34,618	252	(1,630)	(36,309)	(1,808)	(1,278)	130,132
Lease assets(*4)		137,564	72,640	490	(8,401)	(130,905)	—	703,194	774,582
Bearer plants		80,771	—	—	—	(5,916)	—	49,338	124,193
Construction-in-progress		1,179,639	2,261,663	17,697	(24,840)	—	(10,150)	(1,494,262)	1,929,747

	~~W~~	30,018,273	2,667,901	48,474	(131,043)	(3,009,469)	(441,480)	773,317	29,925,973

(*1)

During the year ended December 31, 2019, the Controlling Company estimated recoverable amount for individual assets in CEM and Fe-Si factories that ceased operations due to the disposal plan and others. The Company calculated net fair value based on appraisal value or scrap value. The Company recognized impairment losses of ~~W~~205,396 million since recoverable amounts are less than their carrying amounts.

(*2)

As of December 31, 2019, POSCO SS VINA JOINT STOCK COMPANY, a subsidiary, performed the impairment test due to the consecutive operating losses and recognized impairment losses amounting to ~~W~~204,546 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*4)	On the date of initial application of K-IFRS No.1116 (January 1, 2019), recognition of ~~W~~704,458 million of right-of-use assets is included in others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as Investment property and Property, plant and equipment for the three-month period ended March 31, 2020, and the year ended December 31, 2019, were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	3,969	(7,345)	19,625	358,016
Buildings and structures		171,112	17,500	(10,543)	(6,615)	171,454
Machinery and equipment		215,828	2,664	(8,814)	(9,041)	200,637
Vehicles		14,105	1,261	(2,620)	1,251	13,997
Ships		24,082	111,537	(6,913)	—	128,706
Others		8,113	26	(5,609)	18,617	21,147

	~~W~~	775,007	136,957	(41,844)	23,837	893,957

2)	For the year ended December 31, 2019

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	340,107	22,850	(11,461)	(9,729)	341,767
Buildings and structures		209,455	23,015	(38,853)	(22,505)	171,112
Machinery and equipment		219,877	14,610	(33,751)	15,092	215,828
Vehicles		20,555	8,735	(10,050)	(5,135)	14,105
Ships		26,499	—	(2,417)	—	24,082
Others		25,529	3,430	(34,373)	13,527	8,113

	~~W~~	842,022	72,640	(130,905)	(8,750)	775,007

(c)	The amounts recognized in profit or loss related to leases for the three-month periods ended, March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Interest on lease liabilities	~~W~~	9,008	9,148
Expenses relating to short-term leases		5,004	3,042
Expenses relating to leases of low-value assets		4,330	6,509

	~~W~~	18,342	18,699

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(a) For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	—	(1,307)	1,096,502
Intellectual property rights		2,279,210	50,249	(8,734)	(71,847)	—	9,692	2,258,570
Premium in rental(*1)		148,078	171	(1,565)	(96)	(178)	102	146,512
Development expense		94,339	344	—	(12,188)	—	7,535	90,030
Port facilities usage rights		281,398	—	—	(11,308)	—	223	270,313
Exploratation and evaluation assets		77,271	4,301	—	—	—	(31,348)	50,224
Customer relationships		374,875	—	—	(11,120)	—	(78)	363,677
Other intangible assets		555,493	47,836	(12,074)	(7,728)	—	(7,101)	576,426

	~~W~~	4,908,473	102,901	(22,373)	(114,287)	(178)	(22,282)	4,852,254

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending

Goodwill	~~W~~	1,125,149	—	26,256	—	—	(55,445)	1,849	1,097,809
Intellectual property rights		2,399,525	127,479	—	(6,566)	(271,694)	(2)	30,468	2,279,210
Premium in rental(*1)		134,793	15,636	—	(3,326)	(181)	24	1,132	148,078
Development expense		99,163	4,484	—	(35)	(44,418)	(666)	35,811	94,339
Port facilities usage rights		305,081	—	—	(4,674)	(22,923)	—	3,914	281,398
Exploratation and evaluation assets		192,130	9,642	—	—	—	(123,888)	(613)	77,271
Customer relationships		421,773	—	—	—	(51,768)	—	4,870	374,875
Other intangible assets		493,211	141,578	74	(10,718)	(40,263)	(10,111)	(18,278)	555,493

	~~W~~	5,170,825	298,819	26,330	(25,319)	(431,247)	(190,088)	59,153	4,908,473

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

In connection with exploration and evaluation of the AD-7 block in Myanmar, POSCO International Co., Ltd. failed to find economic gas. The Company recognized impairment loss of ~~W~~118,140 million for the excess of the carrying amounts of related assets over the special energy loan which may be forgiven the case of project failure.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

14. Other Assets

Other assets as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Advance payments	~~W~~	423,127	453,538
Prepaid expenses		261,019	145,834
Firm commitment asset		28,582	17,490
Others		13,242	14,315

	~~W~~	725,970	631,177

Non-current
Long-term advance payments	~~W~~	21,944	21,950
Long-term prepaid expenses		55,657	41,256
Others(*1)		199,874	262,035

	~~W~~	277,475	325,241

(*1)

As of March 31, 2020 and December 31, 2019, the Company recognized tax assets amounting to ~~W~~158,287 million and ~~W~~213,071 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2020		December 31, 2019
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.2 ~ 8.8	~~W~~	266,001	159,075
Short-term borrowings	HSBC and others	0.2 ~10.7		6,340,571	5,327,258

				6,606,572	5,486,333

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.4 ~ 6.6		1,492,141	1,491,934
Current portion of debentures	The Goldman Sachs Group, Inc. and others	2.3 ~ 4.2		1,828,498	1,571,194
Less: Current portion of discount on debentures issued				(1,236)	(1,249)

				3,319,403	3,061,879

			~~W~~	9,925,975	8,548,212

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2020		December 31, 2019
Long-term borrowings	Export-Import Bank of Korea and others	0.2 ~ 8.5	~~W~~	3,743,995	3,827,152
Less: Present value discount				(23,721)	(24,374)
Bonds	KB SECURITIES CO., LTD. and others	0.5 ~ 5.2		9,903,355	8,124,194
Less: Discount on debentures issued				(46,898)	(33,571)

			~~W~~	13,576,731	11,893,401

(c)	Assets pledged as collateral in regards to the borrowings as of March 31, 2020 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others	~~W~~	23,985	23,573
Property, plant and equipment and Investment property	Korea Development Bank and others		4,486,269	5,167,987
Trade accounts and notes receivable	Korea Development Bank and others		47,081	45,403
Inventories	Export-Import Bank of Korea and others		118,116	12,650
Financial instruments	KOOKMIN BANK and others		50,766	49,566

		~~W~~	4,726,217	5,299,179

16. Other Payables

Other payables as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Accounts payable	~~W~~	720,015	832,845
Accrued expenses		675,488	742,370
Dividend payable		381,860	3,106
Lease liabilities		173,632	149,176
Withholdings		133,614	152,011

	~~W~~	2,084,609	1,879,508

Non-current
Accounts payable	~~W~~	3,548	2,718
Accrued expenses		4,870	4,805
Lease liabilities		614,485	526,294
Long-term withholdings		54,625	51,312

	~~W~~	677,528	585,129

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Derivative liabilities	~~W~~	103,546	28,021
Financial guarantee liabilities		46,026	49,806

	~~W~~	149,572	77,827

Non-current
Derivative liabilities	~~W~~	11,139	17,033
Financial guarantee liabilities		11,150	14,461

	~~W~~	22,289	31,494

18. Provisions

(a)	Provisions as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	37,930	29,770	76,432	47,237
Provision for construction warranties		7,202	170,943	7,655	162,773
Provision for legal contingencies and claims(*1)		6,974	72,223	6,996	77,488
Provision for the restoration(*2)		5,247	72,287	6,783	80,520
Others(*3,*4)		256,199	87,664	262,629	90,136

	~~W~~	313,552	432,887	360,495	458,154

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~48,162 million and ~~W~~54,228 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of March 31, 2020 and December 31, 2019, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~20,855 million as provisions for restoration as of March 31, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available currently to restore the land to its original condition. In addition, the Company has applied a discount rate of 1.62~1.76% to measure present value of these costs.

(*3)

As of March 31, 2020 and December 31, 2019, POSCO ENERGY CO., LTD., and Korea Fuel Cell recognized ~~W~~142,884 million and ~~W~~178,959 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)	As of March 31, 2020, the Company has recognized emission liabilities of ~~W~~54,372 million for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	18,056	(72,632)	(1,179)	(214)	67,700
Provision for construction warranties		170,428	14,635	(5,241)	(1,435)	(242)	178,145
Provision for legal contingencies and claims		84,484	585	(5,949)	(278)	355	79,197
Provision for the restoration		87,303	1,631	(1,665)	(14,611)	4,876	77,534
Others		352,765	47,455	(34,649)	(30,972)	9,264	343,863

	~~W~~	818,649	82,362	(120,136)	(48,475)	14,039	746,439

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	122,714	(86,084)	(3,077)	16,638	123,669
Provision for construction warranties		142,233	53,203	(22,858)	(3,444)	1,294	170,428
Provision for legal contingencies and claims		111,150	26,407	(37,087)	(18,098)	2,112	84,484
Provision for the restoration		89,168	23,559	(13,411)	(14,379)	2,366	87,303
Others		316,287	95,747	(38,260)	(86,458)	65,449	352,765

	~~W~~	732,316	321,630	(197,700)	(125,456)	87,859	818,649

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Expenses related to post-employment benefit plans under defined contribution plans	~~W~~	13,202	12,528

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Present value of funded obligations	~~W~~	2,426,478	2,416,203
Fair value of plan assets(*1)		(2,222,421)	(2,255,149)
Present value of non-funded obligations		15,004	15,677

Net defined benefit liabilities	~~W~~	219,061	176,731

(*1)

As of March 31, 2020 and December 31, 2019, the Company recognized net defined benefit assets amounting to ~~W~~6,943 million and ~~W~~4,280 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Defined benefit obligation at the beginning of period	~~W~~	2,431,880	2,137,161
Current service costs		61,309	236,735
Interest costs		12,315	51,900
Remeasurements		1,440	152,713
Benefits paid		(70,418)	(152,275)
Others		4,956	5,646

Defined benefit obligation at the end of period	~~W~~	2,441,482	2,431,880

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Fair value of plan assets at the beginning of period	~~W~~	2,255,149	1,997,717
Interest on plan assets		11,016	48,210
Remeasurement of plan assets		(4,257)	(8,692)
Contributions to plan assets		13,000	342,915
Benefits paid		(57,390)	(124,962)
Others		4,903	(39)

Fair value of plan assets at the end of period	~~W~~	2,222,421	2,255,149

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Current service costs	~~W~~	61,309	58,930
Net interest costs		1,299	1,097

	~~W~~	62,608	60,027

20. Other Liabilities

Other liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Due to customers for contract work	~~W~~	859,656	676,054
Advances received		558,106	487,526
Unearned revenue		69,779	61,795
Withholdings		350,145	388,486
Firm commitment liability		30,485	15,637
Others		10,553	8,604

	~~W~~	1,878,724	1,638,102

Non-current
Unearned revenue	~~W~~	22,327	27,161
Others		21,298	52,349

	~~W~~	43,625	79,510

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2020 and December 31, 2019 are as follows

①	March 31, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	367,590	—	367,590	—	367,590
Short-term financial instruments		7,984,477	—	7,984,477	—	7,984,477
Debt securities		28,259	—	—	28,259	28,259
Other securities		334,241	1,023	3,330	329,888	334,241
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		44,935	—	44,935	—	44,935
Fair value through other comprehensive income
Equity securities		936,571	519,206	73	417,292	936,571
Debt securities		1,747	—	—	1,747	1,747
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		5,081,531	—	—	—	—
Trade accounts and notes receivable		8,294,532	—	—	—	—
Other receivables		2,198,166	—	—	—	—
Debt securities		337,486	—	—	—	—
Deposit instruments		1,975,244	—	—	—	—

	~~W~~	27,586,779	520,229	8,400,405	779,186	9,699,820

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	87,101	—	87,101	—	87,101
Derivative hedging instruments(*2)		27,584	—	27,584	—	27,584
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,487,730	—	—	—	—
Borrowings		23,502,706	—	23,744,493	—	23,744,493
Financial guarantee liabilities		57,176	—	—	—	—
Others		2,662,359	—	—	—	—

	~~W~~	29,824,656	—	23,859,178	—	23,859,178

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates thier carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

②	December 31, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	106,104	—	106,104	—	106,104
Short-term financial instruments		6,861,242	—	6,861,242	—	6,861,242
Debt securities		28,087	—	—	28,087	28,087
Other securities		340,008	1,222	3,330	335,456	340,008
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		6,174	—	6,174	—	6,174
Fair value through other comprehensive income
Equity securities		1,204,902	782,108	73	422,721	1,204,902
Debt securities		5,686	—	—	5,686	5,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		3,514,872	—	—	—	—
Trade accounts and notes receivable		8,214,459	—	—	—	—
Other receivables		2,193,700	—	—	—	—
Debt securities		334,153	—	—	—	—
Deposit instruments		1,779,082	—	—	—	—

	~~W~~	24,590,469	783,330	6,976,923	793,950	8,554,203

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	32,193	—	32,193	—	32,193
Derivative hedging instruments		12,861	—	12,861	—	12,861
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,442,989	—	—	—	—
Borrowings		20,441,613	—	20,666,476	—	20,666,476
Financial guarantee liabilities		64,267	—	—	—	—
Others		2,401,382	—	—	—	—

	~~W~~	26,395,305	—	20,711,530	—	20,711,530

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2020 and 2019 were as follows:

①	For the three-month period ended March 31, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	41,122	333	—	305	230	41,990	—
Derivatives assets		—	310,227	—	55,791	—	366,018	—
Financial assets at fair value through other comprehensive income		—	—	—	—	25,306	25,306	(202,836)
Financial assets measured at amortized cost		51,732	—	484,455	(5,986)	(90)	530,111	—
Derivatives liabilities		—	(72,290)	—	(90,302)	—	(162,592)	(57)
Financial liabilities measured at amortized cost		(175,127)	—	(652,206)	—	648	(826,685)	—

	~~W~~	(82,273)	238,270	(167,751)	(40,192)	26,094	(25,852)	(202,893)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

②	For the three-month period ended March 31, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	35,073	784	—	720	598	37,175	—
Derivatives assets		—	48,024	—	32,590	—	80,614	—
Financial assets at fair value through other comprehensive income		—	—	—	—	30,910	30,910	(5,540)
Financial assets measured at amortized cost		40,454	—	151,402	(9,408)	(108)	182,340	—
Derivatives liabilities		—	(4,241)	—	(40,340)	—	(44,581)	32
Financial liabilities measured at amortized cost		(200,478)	—	(133,050)	(2,237)	(7,271)	(343,036)	—

	~~W~~	(124,951)	44,567	18,352	(18,675)	24,129	(56,578)	(5,508)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2019.

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2020 and December 31, 2019 are as follows:

(in Won, except share information)	March 31, 2020		December 31, 2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Share capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2020, the total number of ADRs of 30,591,196 is equivalent to 7,647,779 shares of common stock.
(*2)	As of March 31, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		79,391	115,803

	~~W~~	1,339,839	1,376,251

(c)

On February 25, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares amounting to ~~W~~ 245,000 million (8,643,193 shares) which are classified as non-controlling interests in the consolidated financial statements. Repayments of shares were made on February 25, 2020 (4,477,246 shares) and March 30, 2020 (4,165,947 shares).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2020		December 31, 2019
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of March 31, 2020 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•     After 10 years: return on government bond of the Republic of Korea (10 years) + 1.40%

•     After 10 years: additionally +0.25% according to Step-up clauses

•     After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2020 amounts to ~~W~~479 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2020		December 31, 2019
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of March 31, 2020 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•     After 10 years: return on government bond (10 years) + 1.55%

•     After 10 years: additionally + 0.25% according to Step-up clauses

•     After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Issuer)

Others	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2020 amounts to ~~W~~639 million.

24. Reserves

Reserves as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(744,261)	(676,416)
Changes in fair value of equity investments at fair value through other comprehensive income		(486,527)	(285,073)
Foreign currency translation differences		(193,298)	(202,636)
Gains or losses on valuation of derivatives		(492)	(438)
Others		6,583	6,583

	~~W~~	(1,417,995)	(1,157,980)

25. Treasury Shares

As of March 31, 2020, the Company holds 7,071,194 shares of treasury stock for share price stabilization and other purposes in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2020 and 2019 were as follows:

①	March 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	6,971,276	4,914,643	—	191,324	12,077,243
Revenue from services		124,473	83,139	12,060	516,927	736,599
Revenue from construction contract		—	—	1,605,763	6,620	1,612,383
Others		9,704	57,893	1,101	50,890	119,588

	~~W~~	7,105,453	5,055,675	1,618,924	765,761	14,545,813

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	6,980,980	4,972,536	10,955	242,213	12,206,684
Revenue recognized over time		124,473	83,139	1,607,969	523,548	2,339,129

	~~W~~	7,105,453	5,055,675	1,618,924	765,761	14,545,813

②	March 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,900,484	5,407,002	—	160,218	13,467,704
Revenue from services		161,730	98,064	12,068	645,701	917,563
Revenue from construction contract		—	—	1,505,201	6,460	1,511,661
Others		9,602	32,815	1,373	73,520	117,310

	~~W~~	8,071,816	5,537,881	1,518,642	885,899	16,014,238

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,910,086	5,439,817	3,220	236,144	13,589,267
Revenue recognized over time		161,730	98,064	1,515,422	649,755	2,424,971

	~~W~~	8,071,816	5,537,881	1,518,642	885,899	16,014,238

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Receivables
Accounts receivable	~~W~~	8,294,532	8,214,459
Contract assets
Due from customers for contract work		1,218,417	1,062,677
Contract liabilities
Advance received		559,769	489,658
Due to customers for contract work		859,656	676,054
Unearned revenue		91,953	88,733

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of ongoing contracts as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020			December 31, 2019
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	29,972,865	255,592	29,106,218	249,751
Accumulated contract profit		2,990,458	48,797	2,863,207	47,107
Accumulated contract loss		(1,174,529)	(2,376)	(1,182,989)	(2,211)
Accumulated contract revenue		31,788,794	302,013	30,786,436	294,647

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020			December 31, 2019
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,239,802	52,982	1,087,119	49,317
Due to customers for contract work		(826,021)	(33,635)	(639,130)	(36,924)

	~~W~~	413,781	19,347	447,989	12,393

(c)	Details of the provisions of construction loss as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Construction segment	~~W~~	26,855	35,526
Others		389	406

	~~W~~	27,244	35,932

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(d)

Due to the factors causing the variation of costs for the three-month period ended March 31, 2020, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the three-month period ended March 31, 2020 and future periods are as follows:

			Changes in profit (loss) of contract
	Changes in estimated
(in millions of Won)	total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	191,598	24,259	16,620	40,879
Others		4,504	1,231	1,772	3,003

	~~W~~	196,102	25,490	18,392	43,882

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to March 31, 2020. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Wages and salaries	~~W~~	213,496	208,622
Expenses related to post-employment benefits		22,379	21,868
Other employee benefits		45,458	45,777
Travel		6,353	9,667
Depreciation		34,952	34,326
Amortization		27,282	28,360
Communication		2,392	2,473
Electricity		2,181	2,030
Taxes and public dues		12,356	12,885
Rental		6,633	11,458
Repairs		1,927	2,517
Entertainment		2,108	3,032
Advertising		17,357	17,906
Research & development		23,866	30,383
Service fees		39,433	51,522
Vehicles maintenance		1,370	2,328
Industry association fee		3,666	3,437
Conference		2,843	3,853
Increase to provisions		1,527	1,398
Others		9,488	12,241

	~~W~~	477,067	506,083

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Freight and custody	~~W~~	45,463	47,361
Operating expenses for distribution center		2,026	2,594
Sales commissions		47,725	16,036
Sales advertising		258	234
Sales promotion		1,843	2,537
Sample		541	511
Sales insurance premium		8,177	8,009
Contract cost		7,632	8,640
Others		4,313	5,338

	~~W~~	117,978	91,260

29. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Finance income
Interest income(*1)	~~W~~	92,854	75,527
Dividend income		25,536	31,508
Gain on foreign currency transactions		345,432	117,933
Gain on foreign currency translations		447,527	145,167
Gain on derivatives transactions		60,024	33,400
Gain on valuations of derivatives		341,973	87,074
Others		6,079	3,405

	~~W~~	1,319,425	494,014

Finance costs
Interest expenses	~~W~~	175,127	200,478
Loss on foreign currency transactions		248,523	105,289
Loss on foreign currency translations		712,187	139,459
Loss on derivatives transactions		94,535	41,150
Loss on valuation of derivatives		104,036	43,291
Loss on disposal of trade accounts and notes receivable		5,986	9,408
Others		4,883	11,518

	~~W~~	1,345,277	550,593

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2020 and 2019 were ~~W~~51,732 million and ~~W~~40,454 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Other non-operating income
Gain on disposals of investment in subsidiaries, associates and joint ventures	~~W~~	3,969	14,436
Gain on disposals of property, plant and equipment		4,835	12,282
Gain on valuation of firm commitment		20,118	19,709
Gain on disposals of emission rights		7,743	—
Others		27,636	27,917

	~~W~~	64,301	74,344

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	—	4,195
Loss on disposals of investment in subsidiaries, associates and joint ventures		4,952	1,871
Loss on disposals of property, plant and equipment		40,671	12,297
Impairment loss on property, plant and equipment		78	68,345
Loss on valuation of firm commitment		34,333	3,809
Idle tangible assets expenses		5,355	7,619
Increase to provisions		852	5,273
Donations		12,155	9,405
Others		15,368	24,375

	~~W~~	113,764	137,189

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2020 and 2019 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2020		March 31, 2019
Raw material used, changes in inventories and others	~~W~~	8,648,277	9,679,323
Employee benefits expenses		920,039	875,668
Outsourced processing cost		2,030,299	1,770,630
Electricity and water expenses		170,696	219,802
Depreciation(*1)		770,170	764,760
Amortization		114,287	99,262
Freight and custody		352,344	369,234
Sales commissions		47,725	16,036
Loss on disposal of property, plant and equipment		40,671	12,297
Impairment loss on property, plant and equipment		78	68,345
Donations		12,155	9,405
Other		858,483	1,068,717

	~~W~~	13,965,224	14,953,479

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2020 and 2019 were 34.18% and 32.13%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

33. Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in Won, except share information)	March 31, 2020		March 31, 2019
Profit attribute to controlling interest	~~W~~	395,392,696,009	741,253,192,407
Interests of hybrid bonds		(1,662,931,507)	(1,644,657,534)
Weighted-average number of common shares outstanding (*1)		80,115,641	80,108,007

Basic earnings per share	~~W~~	4,915	9,233

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	March 31, 2020	March 31, 2019
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,071,194)	(7,078,828)

Weighted-average number of common shares outstanding	80,115,641	80,108,007

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2020 and 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,537	11,079	15	243,473	—	7,712
POSCO COATED & COLOR STEEL Co., Ltd.		116,100	1,694	—	—	8,358	117
POSCO ICT(*4)		711	4,989	—	99,306	10,458	46,455
eNtoB Corporation		4	60	57,592	9,105	19	5,562
POSCO CHEMICAL CO., LTD		83,234	19,942	123,744	4,140	82,815	3,709
POSCO ENERGY CO., LTD.		1,287	679	4,610	3	—	5,512
POSCO INTERNATIONAL Corporation		1,520,559	54,331	79,696	—	11,371	1,142
POSCO Thainox Public Company Limited		51,621	66	2,662	—	—	—
POSCO America Corporation		63,642	—	—	—	—	3
POSCO Canada Ltd.		—	63	39,555	—	—	—
POSCO Asia Co., Ltd.		317,301	219	45,486	1,768	396	509
Qingdao Pohang Stainless Steel Co., Ltd.		35,469	—	—	—	—	57
POSCO JAPAN Co., Ltd.		318,234	—	6,722	620	—	438
POSCO-VIETNAM Co., Ltd.		63,588	115	—	—	—	20
POSCO MEXICO S.A. DE C.V.		51,091	36	—	—	—	55
POSCO Maharashtra Steel Private Limited		117,440	803	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		32,551	—	—	—	—	—
POSCO VST CO., LTD.		69,594	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	342	154,767	—	—	—
Others		268,899	14,540	26,823	12,958	61,073	29,067

		3,112,862	108,958	541,672	371,373	174,490	100,563

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		65	41	916	84,839	4,086	12,431
SNNC		1,410	3,035	120,426	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		13,925	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	322,187	—	—	—
Others		9,707	15,194	12,365	—	—	7,653

		25,107	18,270	455,894	84,839	4,086	20,084

	~~W~~	3,137,969	127,228	997,566	456,212	178,576	120,647

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2020, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2)	For the three-month period ended March 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,410	11,073	—	66,497	21	2,714
POSCO COATED & COLOR STEEL Co., Ltd.		117,197	1,706	—	—	2,369	372
POSCO ICT		780	4,989	—	60,828	8,557	46,161
eNtoB Corporation		4	60	78,496	5,984	26	5,524
POSCO CHEMICAL CO., LTD		103,924	19,330	130,996	2,065	78,130	129
POSCO ENERGY CO., LTD.		56,888	314	—	—	—	20
POSCO INTERNATIONAL Corporation		1,417,608	46,571	175,163	—	12,656	940
POSCO Thainox Public Company Limited		65,104	59	1,670	—	—	3
POSCO America Corporation		95,001	—	—	—	—	18
POSCO Canada Ltd.		—	75	76,613	—	—	—
POSCO Asia Co., Ltd.		416,638	87	148,034	—	558	561
Qingdao Pohang Stainless Steel Co., Ltd.		54,047	—	—	—	—	—
POSCO JAPAN Co., Ltd.		405,675	—	9,520	2,314	—	634
POSCO-VIETNAM CO., Ltd.		74,540	85	—	—	—	37
POSCO MEXICO S.A. DE C.V.		78,213	14	—	—	—	5
POSCO Maharashtra Steel Private Limited		190,663	95	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		18,004	—	524	—	—	—
POSCO VST CO., LTD.		78,829	—	—	—	—	43
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	139	124,042	—	—	—
Others		220,579	11,121	55,738	5,782	67,158	26,437

		3,395,104	95,718	800,796	143,470	169,475	83,598

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		116	60	751	50,746	4,915	2,711
SNNC		1,348	2,280	115,648	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		23,863	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	202,028	—	—	—
Others		3,992	11,253	13,165	—	—	—

		29,319	13,593	331,592	50,746	4,915	2,721

	~~W~~	3,424,423	109,311	1,132,388	194,216	174,390	86,319

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)	The related account balances from significant transactions between the controlling company and related companies as of March 31, 2020 and December 31, 2019 are as follows:

1)	March 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	7,127	11,101	18,228	—	79,468	395	79,863
POSCO COATED & COLOR STEEL Co., Ltd.		57,427	1,365	58,792	—	5	5,203	5,208
POSCO ICT		281	4,971	5,252	2,269	79,573	11,899	93,741
eNtoB Corporation		—	4	4	2,831	31,872	—	34,703
POSCO CHEMICAL CO., LTD		28,470	18,280	46,750	9,931	53,953	17,706	81,590
POSCO ENERGY CO., LTD.		2,365	247	2,612	—	3,950	14,278	18,228
POSCO INTERNATIONAL Corporation		531,994	54,334	586,328	2,905	2,435	3,953	9,293
POSCO Thainox Public Company Limited		41,832	2	41,834	773	—	—	773
POSCO America Corporation		7,735	—	7,735	—	—	—	—
POSCO Asia Co., Ltd.		411,858	657	412,515	4,790	96	—	4,886
Qingdao Pohang Stainless Steel Co., Ltd.		34,192	—	34,192	—	—	—	—
POSCO MEXICO S.A. DE C.V.		72,159	720	72,879	—	—	—	—
POSCO Maharashtra Steel Private Limited		164,921	471	165,392	—	—	—	—
Others		534,027	38,863	572,890	34,148	27,536	85,466	147,150

		1,894,388	131,015	2,025,403	57,647	278,888	138,900	475,435

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		13	5	18	1,562	29,590	—	31,152
SNNC		305	2,946	3,251	22,212	—	—	22,212
Roy Hill Holdings Pty Ltd		—	—	—	47,910	—	—	47,910
Others		968	18,064	19,032	3,292	141	—	3,433

		1,286	21,015	22,301	74,976	29,731	—	104,707

	~~W~~	1,895,674	152,030	2,047,704	132,623	308,619	138,900	580,142

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2020 and 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City Development, LLC		20,200	—	—	3
SNNC		10,355	—	12,103	106,999
Chuncheon Energy Co., Ltd.		287	211	—	—
Noeul Green Energy		1,523	—	—	—
CSP - Compania Siderurgica do Pecem		16,745	4,432	84,190	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,776	—	12,540	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	956	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		2,527	—	—	—
PT. Batutua Tembaga Raya		—	959	11,541	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		4,844	—	64	—
DMSA/AMSA		—	—	26,163	—
South-East Asia Gas Pipeline Company Ltd.		7	20,006	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,865	19,401	1,074	267
POSPower Co., Ltd.		41,884	—	—	—
TK CHEMICAL CORPORATION		35,341	—	12,196	—
Others		33,134	5,565	9,072	9,508

	~~W~~	189,046	50,574	169,904	116,777

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2)	For the three-month period ended March 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,396	—	7	3,371
New Songdo International City Development, LLC		361	4,471	—	3
SNNC		18,012	—	5,043	20,624
Chuncheon Energy Co., Ltd.		1,010	—	—	—
Noeul Green Energy		1,662	—	—	587
CSP - Compania Siderurgica do Pecem		22,270	2,067	120,388	385
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,745	—	10,794	—
LLP POSUK Titanium		—	—	272	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	852	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		3,877	—	—	—
PT. Batutua Tembaga Raya		—	365	10,597	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,093	—	80	—
Sebang Steel		—	—	703	—
DMSA/AMSA		—	—	16,755	—
South-East Asia Gas Pipeline Company Ltd.		5	4,805	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		24,615	16,369	1,340	713
POSPower Co., Ltd.		37,409	—	—	—
TK CHEMICAL CORPORATION		43,375	—	21,929	—
Others		47,939	14,667	6,167	6,839

	~~W~~	220,769	42,744	194,927	32,522

(d)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2020 and December 31, 2019 are as follows:

1)	March 31, 2020

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	1,754	—	203	1,957	—	8	8
New Songdo International City Development, LLC		8,757	—	20,592	29,349	—	1	1
Chuncheon Energy Co., Ltd.		—	—	—	—	370	—	370
POSPower Co., Ltd.		55,386	—	—	55,386	—	58,763	58,763
Nickel Mining Company SAS		—	62,905	140	63,045	—	—	—
CSP - Compania Siderurgica do Pecem		194,965	—	11,168	206,133	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,051	—	—	11,051	3,999	—	3,999
PT. Batutua Tembaga Raya		—	39,157	951	40,108	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,929	—	—	8,929	73	—	73
DMSA/AMSA		74	57,822	—	57,896	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	142,276	—	142,276	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		3,792	—	—	3,792	894	—	894
TK CHEMICAL CORPORATION		31,718	—	—	31,718	2,835	—	2,835
Others		78,897	139,702	103,393	321,992	3,222	12,524	15,746

	~~W~~	395,323	441,862	136,447	973,632	11,393	71,296	82,689

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,121	—	205	4,326	791	8	799
New Songdo International City Development, LLC		23,626	—	20,592	44,218	—	10	10
Chuncheon Energy Co., Ltd.		—	8,234	—	8,234	657	—	657
POSPower Co., Ltd.		34,945	—	—	34,945	—	67,543	67,543
Nickel Mining Company SAS		—	60,516	120	60,636	—	—	—
CSP - Compania Siderurgica do Pecem		244,700	—	14,264	258,964	—	33	33
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,273	—	—	10,273	633	—	633
PT. Batutua Tembaga Raya		—	36,291	19,993	56,284	56	—	56
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,035	—	—	7,035	101	—	101
DMSA/AMSA		—	57,999	1,672	59,671	—	—	—
South-East Asia Gas Pipeline Company Ltd.		14	147,367	—	147,381	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,078	—	—	8,078	916	—	916
TK CHEMICAL CORPORATION		37,373	—	—	37,373	110	—	110
Others		94,914	138,663	97,804	331,381	7,128	13,379	20,507

	~~W~~	465,079	449,070	154,650	1,068,799	10,392	80,973	91,365

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(e)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	10,579	3,208	—	—	13,787
DMSA/AMSA(*1)		57,999	—	—	(177)	57,822
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(12,114)	7,023	142,276
PT. Batutua Tembaga Raya		36,291	—	—	2,866	39,157
PT. Tanggamus Electric Power		4,580	—	—	257	4,837
PT. Wampu Electric Power		5,519	—	—	309	5,828
PT. POSMI Steel Indonesia		2,316	—	—	129	2,445
Nickel Mining Company SAS		60,516	—	—	2,389	62,905
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	—	389	7,336
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	389	7,336
AMCI (WA) PTY LTD		78,553	825	—	(5,634)	73,744
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	324	6,113
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	519	9,781
Hyochun Co., Ltd.		2,382	—	—	—	2,382
Chuncheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	—	—	324	6,113

	~~W~~	449,070	4,033	(20,348)	9,107	441,862

(*1)	During the three-month period ended March 31, 2020, loans amounting to ~~W~~3,423 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	5,695	4,884	—	—	10,579
DMSA/AMSA(*1)		64,297	15,451	—	(21,749)	57,999
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(48,027)	4,287	147,367
PT. Batutua Tembaga Raya		35,100	—	—	1,191	36,291
PT. Tanggamus Electric Power		4,423	—	—	157	4,580
PT. Wampu Electric Power		5,330	—	—	189	5,519
PT. POSMI Steel Indonesia		2,236	—	—	80	2,316
Nickel Mining Company SAS		59,664	—	—	852	60,516
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	238	6,947
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(3,354)	—	—
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	238	6,947
AMCI (WA) PTY LTD		90,480	4,669	—	(16,596)	78,553
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,590	—	—	199	5,789
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,945	—	—	317	9,262
Hyochun Co., Ltd.		—	—	—	2,382	2,382
Chuncheon Energy Co., Ltd.		—	8,234	—	—	8,234
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,827	—	(38)	5,789

	~~W~~	489,639	39,065	(51,381)	(28,253)	449,070

(*1)	During the year ended December 31, 2019, loans amounting to ~~W~~23,682 million have been converted to common shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(f)	For the three-month periods ended March 31, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Short-term benefits	~~W~~	26,573	29,697
Long-term benefits		4,260	4,576
Retirement benefits		4,810	6,518

	~~W~~	35,643	40,791

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2020 are as follows:

(in millions of Won)				Guarantee limit		Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC and others	USD	100,000,000	122,260	100,000,000	122,260
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	190,726	156,000,000	190,726
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	146,712	120,000,000	146,712
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	205,957	5,501,000,000	205,957
	POSCO Maharashtra Steel Private Limited	ING and others	USD	83,784,000	102,434	83,784,000	102,434
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,650,878	940,488,348	1,149,841
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	179,144	131,874,750	161,230
POSCO INTERNATIONAL Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	199,917,500	244,419	184,025,000	224,989
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,404	65,430	41,167,234	50,331
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	13,449	11,000,000	13,449
	PT. Bio Inti Agrindo	Export-Import Bank of	USD	145,189,759	177,509	143,354,326	175,265
		Korea and others
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	17,914	14,652,750	17,914
	POSCO INTERNATIONAL AMERICA Corp.
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd
	POSCO INTERNATIONAL MEXICO S.A. de C.V.
	POSCO INTERNATIONAL Japan Corp.	Bank Mendes Gans	USD	50,000,000	61,130	8,824,800	10,789
	POSCO INTERNATIONAL Malaysia SDN BHD
	POSCO INTERNATIONAL Deutschland GmbH
	POSCO INTERNATIONAL Italia S.R.L.
	Mykolaiv Milling Works PJSC.	Black Sea Trade and Development Bank	USD	25,647,074	31,356	25,647,074	31,356
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	47,000,000	57,462	47,000,000	57,462
	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	163,633,000	200,058	163,633,000	200,058
	POSCO Engineering and Construction India Private Limited	Hana bank	INR	221,000,000	3,582	183,875,119	2,981
	SPH Co., Ltd.	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	13,326	10,900,000	13,326
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co.,	POSCO Asia Co., Ltd. and others	USD	160,000,000	195,616	152,190,000	186,067
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,834	1,200,000	1,467
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemtech Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	18,584	12,000,000	14,671
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	17,100	13,986,947	17,100
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	237,062	105,067,663	128,456
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	85,582	70,000,000	85,582
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	513,493	373,565,631	456,724
		BNDES	BRL	464,060,000	109,226	464,060,000	109,226
	LLP POSUK Titanium	SMBC	USD	15,000,000	18,339	15,000,000	18,339
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,038	46,000,000	62,038
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	10,056	8,050,000	9,842
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	386,000	386,000	386,000	386,000
	POHANG E&E	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	63,301	63,301
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	110,506	110,506
	JB CLARK HILLS	KOREA INVESTMENT&SECURITIES Co., Ltd.	KRW	60,000	60,000	55,000	55,000
	Incheon-Gimpo Expressway Co, Ltd.	Kookmin Bank and others	KRW	311,468	311,468	289,290	289,290
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	36,000	36,000
	Metropolitan Outer Beltway Co,. Ltd	Woori Bank and others	KRW	276,521	276,521	14,486	14,486
	Pureun tongyeong environment	KDB Bank and others	KRW	22,714	22,714	15,781	15,781
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	32,398	32,398
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE	KRW	44,054	44,054	31,136	31,136
	NEXTRAIN Co., Ltd	Kookmin Bank and others	KRW	634,752	634,752	-	-
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
	Hyochun Co., Ltd.	Kyobo Securities	KRW	39,575	39,575	39,575	39,575
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	Seobu naeryuk Expressway Co., Ltd.	Kookmin Bank and others	KRW	964,100	964,100	964,100	964,100
	Metropolitan Outer Beltway Co., Ltd	Woori Bank and others	KRW	193,700	193,700	193,700	193,700
POSCO CHEMICAL CO., LTD	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	1,140,000	1,394	506,667	619
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	Export-Import Bank of Korea and others	USD	769,500	941	769,500	941
[Others]
POSCO INTERNATIONAL Corporation	Sherritt International Corporation and others	Export-Import Bank of Korea	USD	21,818,182	26,675	3,019,552	3,692
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Kookmin Bank and others	KRW	3,502,259	3,502,259	2,043,673	2,043,673
POSCO ICT	BLT Enterprise and others	Hana Bank and others	KRW	1,180,324	1,180,324	1,180,324	1,180,324
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	11,637,124	8,758	11,637,124	8,758
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	5,984	80,000,000,000	5,984

			USD	3,599,608,616	4,400,883	2,937,707,242	3,591,642
			KRW	8,098,982	8,098,982	5,651,270	5,651,270
			IDR	80,000,000,000	5,984	80,000,000,000	5,984
			INR	221,000,000	3,582	183,875,119	2,981
			THB	5,501,000,000	205,957	5,501,000,000	205,957
			EUR	46,000,000	62,038	46,000,000	62,038
			AUD	11,637,124	8,758	11,637,124	8,758
			BRL	464,060,000	109,226	464,060,000	109,226

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of March 31, 2020 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2020, 92 million tons of iron ore and 13 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has long-term service contracts for the transportation of raw material. As of March 31, 2020, there are 39 vessels under contracts, and the average remaining contract period is about 10 years.

As of March 31, 2020, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. POSCO is not liable for the repayment in full or in part of the amount borrowed if the project fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreement. As of March 31, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO provides a supplementary funding of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., a subsidiary of the Company, at the request of creditors such as the Korea Development Bank.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of March 31, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,716 million provided by financial institutions and used USD 825 million with Woori Bank and others.

The Company is responsible for completion of 2 projects, including the development of Parc One in Yeouido-dong. As of March 31, 2020, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~2,034 billion which may be assumed in the case oof non-performance of developers. If the responsibility is not fulfilled, there are duties such as debt assumption and responsibility for lease.

POSCO ICT	As of March 31, 2020, in relation to contract enforcement, POSCO ICT was provided with ~~W~~85,600 million, ~~W~~3,277 million and ~~W~~305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

The Company is responsible for completion of 13 projects, including the construction of Bundang Center. As of March 31, 2020, the outstanding amount of developers’ borrowings amounting to ~~W~~758.6 billion. If the responsiblility is not fulfilled in which the Company provides payment guarantee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(c)	Litigation in progress

In March 2019, regarding the Songdo International City Development Project in Incheon, NSC Investment and TGC (the “applicant”), former partners of joint venture of POSCO ENGINEERING & CONSTRUCTION CO., LTD. (“POSCO E&C”), have applied to the International Chamber of Commerce of Singapore for arbitration in relation to the POSCO E&C’s alleged contract violation (approximately USD 2 billion). In addition, the applicant filed a confirmation suit with the New York Southern District Court in March 2019 against the fact that all claims listed in the above arbitration application must be settled by ICC arbitration. The claimants are seeking damages allegedly resulting from POSCO E&C’s purported wrongful seizure. As of March 31, 2020, the Company believes that the applicant’s claims are not legally valid and that the present obligation for the above arbitration event does not exist and therefore did not recognize a provision.

The Company is involved in 329 lawsuits, including claim for employee right aggregating to ~~W~~868.6 billion as defendant as of March 31, 2020, which arise from ordinary course of business. The Company has recognized provisions amounting to ~~W~~48.2 billion for 95 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2020.

(d)	Other contingencies

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of March 31, 2020, POSCO INTERNATIONAL Corporation has provided 33 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 29 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~7,945,256 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of March 31, 2020, POSCO ICT has provided 2 blank promissory notes and 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others. `

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Trade accounts and notes receivable	~~W~~	(289,141)	(593,651)
Other receivables		355,792	89,387
Inventories		345,162	338,259
Other current assets		(59,248)	(180,573)
Other non-current assets		(96,580)	(37,240)
Trade accounts and notes payable		(140,113)	(437,067)
Other payables		(180,907)	(62,899)
Other current liabilities		321,373	252,888
Provisions		(103,259)	(41,381)
Payments of severance benefits		(70,418)	(68,754)
Plan assets		44,390	45,631
Other non-current liabilities		(3,947)	(19,218)

	~~W~~	123,104	(714,618)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(a)	Information about reportable segments for the three-month periods ended March 31, 2020 and 2019 were as follows:

1)	For the three-month period ended March 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	7,105,453	5,055,675	1,618,924	765,761	14,545,813
Internal revenues		3,969,596	3,368,091	317,815	696,507	8,352,009
Inter segment revenue		2,745,676	1,638,499	292,565	639,095	5,315,835
Total revenues		11,075,049	8,423,766	1,936,739	1,462,268	22,897,822
Segment profits		285,140	77,915	102,690	113,109	578,854

2)	For the three-month period ended March 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	8,071,816	5,537,881	1,518,642	885,899	16,014,238
Internal revenues		4,484,586	3,833,489	118,868	643,475	9,080,418
Inter segment revenue		3,056,377	2,086,732	105,135	612,863	5,861,107
Total revenues		12,556,402	9,371,370	1,637,510	1,529,374	25,094,656
Segment profits		634,787	73,041	21,152	106,937	835,917

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Total profit for reportable segments	~~W~~	578,854	835,917
Corporate fair value adjustments		(19,047)	(20,875)
Elimination of inter-segment profits		(125,149)	(36,597)
Income tax expense		225,745	368,496

Profit before income tax expense	~~W~~	660,403	1,146,941

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

38. Events after the Reporting Period

(a)

Pursuant to the resolution of the Board of Directors on April 10, 2020, the Company decided to enter into a trust contract for acquisition of its treasury shares. The amount of this trust contract is ~~W~~ 1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021.

(b)	Pursuant to the resolution of the Board of Directors on May 8, 2020, the Company decided to pay interim cash dividends of ~~W~~1,500 per common share (total dividend: ~~W~~120.2 billion).

(c)

With the outbreak of global COVID-19, governments around the globe have implemented measures such as mandatory factory shutdown, self-quarantine, closing borders, and travel bans. The ultimate impact of COVID-19 pandemic on the Company’s operations is not yet known and will depend on future developments. The duration and significance of COVID-19 is highly uncertain and unpredictable, and the protective measures of the governments around the globe or the Company may lead to substantial business interruption and decrease in business scale. The financial impact of this cannot be reasonably estimated, but management expect it to be partially affected to the most areas where the Company operates. The extent and duration of COVID-19’s impact on the Company’s business have not yet to be determined.

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2020, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 12, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

May 15, 2020

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	20	~~W~~	2,341,514	978,139
Trade accounts and notes receivable, net	4,14,20,25,32		3,679,631	3,987,041
Other receivables, net	5,20,32		310,403	321,352
Other short-term financial assets	6,20		9,441,325	7,858,979
Inventories	7,29		4,767,696	4,988,530
Assets held for sale	8		181,503	53,924
Other current assets	13		52,280	28,101

Total current assets			20,774,352	18,216,066

Long-term trade accounts and notes receivable, net	4,20		6,009	6,014
Other receivables, net	5,20		76,090	56,468
Other long-term financial assets	6,20		1,197,424	1,257,896
Investments in subsidiaries, associates and joint ventures	9		15,221,211	15,069,857
Investment property, net	10		157,547	158,077
Property, plant and equipment, net	11		20,181,710	20,132,199
Intangible assets, net	12		717,740	708,915
Other non-current assets	13		104,295	105,274

Total non-current assets			37,662,026	37,494,700

Total assets		~~W~~	58,436,378	55,710,766

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	20,32	~~W~~	876,497	667,551
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,508,552	1,146,476
Other payables	15,20,32		1,281,438	1,113,003
Other short-term financial liabilities	16,20		9,560	10,969
Current income tax liabilities			328,840	237,293
Provisions	17		37,695	21,007
Other current liabilities	19,25		136,519	135,147

Total current liabilities			4,179,101	3,331,446

Long-term borrowings, excluding current installments	14,20		7,153,429	5,191,537
Other payables	15,20		300,159	222,802
Other long-term financial liabilities	16,20		34,526	46,925
Defined benefit liabilities, net	18		80,724	54,146
Deferred tax liabilities			1,088,318	1,190,553
Long-term provisions	17,33		49,632	53,942
Other non-current liabilities	19,25		548	5,230

Total non-current liabilities			8,707,336	6,765,135

Total liabilities			12,886,437	10,096,581

Equity
Share capital	21		482,403	482,403
Capital surplus	21,35		1,252,220	1,252,220
Hybrid bonds	22		199,384	199,384
Reserves	23		(374,194)	(183,930)
Treasury shares	24		(1,508,303)	(1,508,303)
Retained earnings			45,498,431	45,372,411

Total equity			45,549,941	45,614,185

Total liabilities and equity		~~W~~	58,436,378	55,710,766

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2020		March 31, 2019
Revenue	25,32	~~W~~	6,969,856	7,816,471
Cost of sales	7,29,32		(6,230,404)	(6,727,507)

Gross profit			739,452	1,088,964
Selling and administrative expenses	29,32
Reversal of on trade accounts and note receivables			264	4,611
Other administrative expenses	26		(198,769)	(206,820)
Selling expenses	26		(82,836)	(54,288)

Operating profit			458,111	832,467

Finance income and costs	20,27
Finance income			674,317	293,709
Finance costs			(460,415)	(112,263)

Other non-operating income and expenses	32
Impairment loss on other receivables			(496)	(132)
Other non-operating income	28		24,125	20,925
Other non-operating expenses	28,29		(78,686)	(112,647)

Profit before income tax			616,956	922,059
Income tax expense	30		(163,936)	(250,886)

Profit			453,020	671,173
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(3,020)	(871)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		(191,488)	(12,124)

Total comprehensive income		~~W~~	258,512	658,178

Basic and diluted earnings per share (in Won)	31		5,634	8,358

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	671,173	671,173
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(871)	(871)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	851	—	(12,975)	(12,124)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interest of hybrid bonds		—	—	—	—	—	(2,268)	(2,268)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination		—	435,494	—	—	—	—	435,494

Balance as of March 31, 2019	~~W~~	482,403	1,602,845	199,384	(206,340)	(1,508,303)	45,430,512	46,000,501

Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	453,020	453,020
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(3,020)	(3,020)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(190,264)	—	(1,224)	(191,488)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interest of hybrid bonds		—	—	—	—	—	(2,294)	(2,294)

Balance as of March 31, 2020	~~W~~	482,403	1,252,220	199,384	(374,194)	(1,508,303)	45,498,431	45,549,941

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		March 31, 2019
Cash flows from operating activities
Profit		~~W~~	453,020	671,173
Adjustments for :
Expenses related to post-employment benefit			32,325	31,169
Depreciation			560,857	538,615
Amortization			25,617	19,090
Bad debt expense			232	(4,479)
Finance income			(526,932)	(258,771)
Finance costs			383,514	81,888
Loss on valuation of inventories			11,181	1,616
Gain on disposal of property, plant and equipment			(3,822)	(11,489)
Loss on disposal of property, plant and equipment			51,299	13,115
Impairment losses on property, plant and equipment			—	72,814
Impairment losses on investments in subsidiaries, associates and joint ventures			—	6,435
Impairment loss on assets held for sale			6,330	2,507
Gain on disposal of emissions rights			(7,743)	—
Increase to provisions			32,471	795
Income tax expense			163,936	250,886
Others			(5,291)	(2,344)
Changes in operating assets and liabilities	34		714,874	(527,474)
Interest received			28,267	33,004
Interest paid			(37,793)	(26,082)
Dividends received			12,454	23,907
Income taxes paid			(99,969)	(19,160)

Net cash provided by operating activities		~~W~~	1,794,827	897,215

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	March 31, 2020		March 31, 2019
Cash flows from investing activities
Decrease in deposits		~~W~~	513,351	714,200
Proceeds from disposal of short-term financial instruments			6,802,278	6,187,492
Proceeds from disposal of equity securities			1,812	1,285
Proceeds from disposal of current portion of debt security			190,005	—
Collection of short-term loans			104	—
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			1,040	4,055
Proceeds from disposal of property, plant and equipment			—	4,436
Proceeds from disposal of intangible assets			200	—
Proceeds from disposal of assets held for sale			590	—
Proceeds from business combination			—	2,171
Increase in deposits			(543,755)	(932,882)
Acquisition of short-term financial investments			(8,309,849)	(6,046,068)
Acquisition of debt securities			(190,007)	(190,000)
Acquisition of other securities			(2,028)	(110)
Payment of long-term loans			(4,622)	—
Acquisition of investment in subsidiaries, associates and joint ventures			(168,938)	(40,469)
Acquisition of property, plant and equipment			(672,114)	(342,131)
Proceeds from disposal of property, plant and equipment			(30,392)	—
Acquisition of intangible assets			(50,011)	(63,552)

Net cash used in investing activities		~~W~~	(2,462,336)	(701,573)

Cash flows from financing activities
Proceeds from borrowings			2,075,317	—
Increase in long-term financial liabilities			179	2,116
Proceeds from disposals of derivatives			—	4,515
Repayment of borrowings			(36,137)	(29,923)
Repayment of lease liabilities			(15,819)	(9,927)
Decrease in long-term financial liabilities			(38)	(94)
Payment of cash dividends			(8)	(15)
Payment of interest of hybrid bonds			(2,294)	(2,268)

Net cash provided by (used in) financing activities		~~W~~	2,021,200	(35,596)

Effect of exchange rate fluctuation on cash held			9,684	383
Net increase in cash and cash equivalents			1,363,375	160,429
Cash and cash equivalents at beginning of the period			978,139	259,219

Cash and cash equivalents at end of the period		~~W~~	2,341,514	419,648

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2020

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2020, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2019. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 –	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2020.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company does not expect the effect of the amendments to the financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company does not expect the effect of the amendment to the financial statements to be significant.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Trade accounts and notes receivable	~~W~~	3,689,468	3,999,991
Less: Allowance for doubtful accounts		(9,837)	(12,950)

	~~W~~	3,679,631	3,987,041

Non-current
Trade accounts and notes receivable	~~W~~	9,524	9,530
Less: Present value discount		(2,501)	(2,501)
Less: Allowance for doubtful accounts		(1,014)	(1,015)

	~~W~~	6,009	6,014

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~129,613 million and ~~W~~167,021 million as of March 31, 2020 and December 31, 2019, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions(Note 14).

5. Other Receivables

Other receivables as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		240,931	279,093
Others		71,772	47,257
Less: Allowance for doubtful accounts		(5,250)	(7,948)

	~~W~~	310,403	321,352

Non-current
Loans	~~W~~	40,501	34,224
Long-term other accounts receivable		40,972	27,570
Others		3,980	3,555
Less: Allowance for doubtful accounts		(9,363)	(8,881)

	~~W~~	76,090	56,468

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Short-term derivative assets	~~W~~	59,430	15,603
Debt securities		291,104	290,559
Deposit instruments(*1)		1,324,928	1,294,525
Short-term financial instruments		7,765,863	6,258,292

	~~W~~	9,441,325	7,858,979

Non-current
Long-term derivative assets	~~W~~	268,041	64,072
Equity securities		862,715	1,128,641
Debt securities		8,634	9,177
Other securities		58,000	55,972
Deposit instruments(*2)		34	34

	~~W~~	1,197,424	1,257,896

(*1)	As of March 31, 2020 and December 31, 2019, ~~W~~4,928 million and ~~W~~4,524 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b) Equity securities as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020							December 31, 2019
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Listed equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	164,280	(309,682)	164,280	276,133
KB Financial group Inc.	3,863,520	0.93		178,839	133,485	(45,354)	133,485	184,097
Woori Financial Group Inc.	20,280,000	2.81		244,447	155,142	(89,305)	155,142	235,248
DONGKUK STEEL MILL CO., LTD	1,440,459	1.51		8,442	5,287	(3,155)	5,287	8,571
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	10,773	1,843	10,773	17,214
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	5,328	(6,583)	5,328	6,778
Others (7 companies)				55,759	25,477	(30,282)	25,477	34,157

				982,290	499,772	(482,518)	499,772	762,198

Unlisted equity securities
Congonhas Minerios S.A.	3,658,394	2.02		221,535	292,453	70,918	292,453	292,453
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (27 companies)				144,191	39,661	(104,530)	39,661	43,161

				396,555	362,943	(33,612)	362,943	366,443

			~~W~~	1,378,845	862,715	(516,130)	862,715	1,128,641

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

7. Inventories

Inventories as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Finished goods	~~W~~	876,482	868,012
Semi-finished goods		1,373,218	1,474,153
By-products		8,852	10,763
Raw materials		1,075,917	1,139,517
Fuel and materials		612,751	646,396
Materials-in-transit		831,032	856,706
Others		625	660

		4,778,877	4,996,207
Less: Allowance for inventories valuation		(11,181)	(7,677)

	~~W~~	4,767,696	4,988,530

The amount of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2020 and the year ended December 31, 2019 were ~~W~~11,181 million and ~~W~~7,677 million, respectively.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Assets
Investments in subsidiaries(*1)	~~W~~	11,273	17,603
Property, plant and equipment(*2,3)		170,230	36,321

	~~W~~	181,503	53,924

(*1)

The Company determined to dispose its partial interest in POSCO Thainox Public Company Limited, a subsidiary of the Company, and classified the investment as assets held for sale. During the three-month period ended March 31, 2020, the Company recognized ~~W~~6,330 million of impairment loss for the difference between book value and net fair value of the interest, and completed the disposal for part of it.

(*2)	During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM Plants, and classified the assets as held for sale.
(*3)

During the year ended December 31, 2019, the Company completed the disposal of all assets, liabilities and rights other than LNG thanks under construction, which were to be disposed of, related to a LNG terminal business of the Company to POSCO ENERGY CO., LTD. LNG tanks, which were completed during the three-month period ended March 31, 2020, are classified as assets held for sale .

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and their carrying amounts as of March 31, 2020 and December 31, 2019 are as follows:

			March 31, 2020			December 31, 2019
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation	Korea	Trading	62.91	~~W~~	3,383,745	3,383,745
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory manufacturing and sales	61.26		207,631	207,631
POSCO O&M Co., Ltd(*1)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*1)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		29,596	29,596
Busan E&E Co,. Ltd.(*2)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (10 companies)					117,393	117,393

					5,904,846	5,904,846

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		707,509	707,509
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		641,608	640,720
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal mine development	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.39		212,339	212,339
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		52,936	52,936
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		370,250	370,250
POSCO SS VINA JOINT STOCK COMPANY(*3)	Vietnam	Steel manufacturing and sales	51.00		130,426	—
Others (29 companies)					485,668	485,668

					6,470,223	6,338,909

				~~W~~	12,375,069	12,243,755

(*1)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in subsidiaries, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of distribution of other shareholders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*2)	As of March 31, 2020 and December 31, 2019, the investments in a subsidiary amounting to ~~W~~ 30,148 million were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd.
(*3)	During the three-month period ended March 31, 2020, the Company sold 49% of POSCO SS VINA JOINT STOCK COMPANY and invested ~~W~~ 130,426 million by participating in the rights issue.

(b) Details of associates and their carrying amounts as of March 31, 2020 and December 31, 2019 are as follows:

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

			March 31, 2020			December 31, 2019
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Investment in mine	31.64	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business	50.00		85,550	85,550
Others (7 companies)					21,428	22,468

					376,949	377,989

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*1)	Canada	Investment in mine	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,580	39,590

					364,121	364,131

				~~W~~	741,070	742,120

(*1)

As of March 31, 2020, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others. During the three-month period ended March 31, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

(c)	Details of joint ventures and their carrying amounts as of March 31, 2020 and December 31, 2019 are as follows:

			March 31, 2020			December 31, 2019
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		343,553	322,463
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,484	72,484

				~~W~~	2,105,072	2,083,982

(*1)

As of March 31, 2020 and December 31, 2019, the investments in joint ventures amounting to ~~W~~ 1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	91,738	—	232	91,970
Buildings		57,228	(1,017)	389	56,600
Structures		9,111	(153)	19	8,977

	~~W~~	158,077	(1,170)	640	157,547

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Business Combination(*1)	Depreciation(*2)	Transfer(*3)	Ending
Land	~~W~~	44,637	41,195	—	5,906	91,738
Buildings		54,277	25	(4,070)	6,996	57,228
Structures		9,301	—	(620)	430	9,111

	~~W~~	108,215	41,220	(4,690)	13,332	158,077

(*1)	This increases were due to business combination with POSCO Processing&Service.
(*2)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*3)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	1,398,081	—	—	—	(231)	1,397,850
Buildings		2,100,503	869	(1,371)	(50,854)	49,840	2,098,987
Structures		2,030,853	426	(181)	(42,576)	(27,117)	1,961,405
Machinery and equipment		12,602,435	7,127	(1,283)	(443,944)	220,125	12,384,460
Vehicles		9,951	66	(3)	(1,702)	108	8,420
Tools		27,288	569	—	(3,010)	2,449	27,296
Furniture and fixtures		38,329	872	—	(2,790)	5,115	41,526
Lease assets		262,368	—	—	(14,811)	110,761	358,318
Construction-in-progress		1,662,391	647,034	(3,036)	—	(402,941)	1,903,448

	~~W~~	20,132,199	656,963	(5,874)	(559,687)	(41,891)	20,181,710

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	business combination(*5)	Disposals	Depreciation	Impairment(*1)	Others(*2,4)	Ending
Land	~~W~~	1,458,632	—	—	(1,805)	—	—	(58,746)	1,398,081
Buildings		2,199,429	7,157	67,751	(7,706)	(202,171)	(25,869)	61,912	2,100,503
Structures		2,244,099	10,777	39,783	(3,125)	(173,181)	(9,585)	(77,915)	2,030,853
Machinery and equipment		12,911,467	92,136	696,204	(21,616)	(1,717,864)	(176,295)	818,403	12,602,435
Vehicles		7,340	747	40	—	(6,244)	—	8,068	9,951
Tools		23,864	5,348	138	(24)	(11,499)	—	9,461	27,288
Furniture and fixtures		36,287	4,781	94	(9)	(9,805)	(137)	7,118	38,329
Lease assets(*3)		142,801	27,376	—	—	(34,669)	—	126,860	262,368
Construction-in-progress		1,130,415	1,838,490	696	—	—	(10,150)	(1,297,060)	1,662,391

	~~W~~	20,154,334	1,986,812	804,706	(34,285)	(2,155,433)	(222,036)	(401,899)	20,132,199

(*1)

The Company estimated recoverable amount for individual assets such as CEM and Fe-Si factories that ceased operations due to the disposal plan and others by calculating net fair value based on the appraisal value or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2019

(*2)

During the year ended December 31, 2019, the Company decided to sell the rights related to the operation of LNG Terminal to POSCO ENERGY CO., LTD. and reclassified to assets held for sale and liabilities directly associated with the assets held for sale. As of December 31, 2019, the Company recognized ~~W~~28,626 million of gain on disposal for the difference between the carrying amount and the sale price.

(*3)	Right-of-use assets of ~~W~~128,610 million recognized on the date of initial application (January 1, 2019) of the K-IFRS No. 1116 “Leases” are included in other changes.
(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(*5)	This has increased due to the business combination between the company and POSCO ENERGY’s by-product power generation business.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(c) Information on lease agreements for which the Company is a lessee is as follows:

1) Right-of-use assets

1	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the three-month period ended March 31, 2020 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Buildings	~~W~~	71,921	—	(1,615)	—	70,306
Structures		64,434	—	(1,304)	—	63,130
Machinery and equipment		60,198	—	(1,375)	—	58,823
Vehicles		6,755	—	(125)	—	6,630
Ships		24,082	111,537	(6,913)	—	128,706
Furniture and fixtures		34,978	—	(3,479)	(776)	30,723

	~~W~~	262,368	111,537	(14,811)	(776)	358,318

2	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2019 were as follows.

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Buildings	~~W~~	78,384	—	(6,463)	—	71,921
Structures		53,761	13,502	(2,829)	—	64,434
Machinery and equipment		65,698	—	(5,500)	—	60,198
Vehicles		7,256	—	(501)	—	6,755
Ships		26,499	—	(2,417)	—	24,082
Furniture and fixtures		39,813	13,874	(16,959)	(1,750)	34,978

	~~W~~	271,411	27,376	(34,669)	(1,750)	262,368

2) Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Interest on lease liabilities	~~W~~	2,658	2,264
Expenses related to short-term leases		1,006	922
Expenses related to leases of low-value assets		1,816	1,404

	~~W~~	5,480	4,590

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(a) For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,545	—	—	(1,485)	1,272	24,332
Membership(*1)		82,657	—	(205)	—	—	82,452
Development expense		86,023	102	—	(11,352)	7,276	82,049
Port facilities usage rights		278,072	—	—	(11,319)	—	266,753
Construction-in-progress		137,273	25,686	—	—	(7,729)	155,230
Other intangible assets		100,345	19,725	(11,982)	(1,461)	297	106,924

	~~W~~	708,915	45,513	(12,187)	(25,617)	1,116	717,740

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b) For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,377	—	(1,270)	(5,678)	7,116	24,545
Membership(*1)		73,183	9,204	(6)	—	276	82,657
Development expense		91,758	2,205	—	(41,793)	33,853	86,023
Port facilities usage rights		305,710	—	(4,674)	(22,964)	—	278,072
Construction-in-progress		58,561	114,638	—	—	(35,926)	137,273
Other intangible assets		91,633	615	(4,568)	(6,755)	19,420	100,345

		~~W~~645,222	126,662	(10,518)	(77,190)	24,739	708,915

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

13. Other Assets

Other assets as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Advance payments	~~W~~	9,758	6,252
Prepaid expenses		42,522	21,849

	~~W~~	52,280	28,101

Non-current
Long-term prepaid expenses	~~W~~	4,962	5,088
Others(*1)		99,333	100,186

	~~W~~	104,295	105,274

(*1)

As of March 31, 2020 and December 31, 2019, the Company recognized tax assets amounting to ~~W~~96,312 million and ~~W~~97,185 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

14. Borrowings

(a) Borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Short-term borrowings
Short-term borrowings	~~W~~	483,495	167,021
Current portion of debentures		1,025,820	980,460
Less: Current portion of discount on debentures issued		(763)	(1,005)

	~~W~~	1,508,552	1,146,476

Long-term borrowings
Long-term borrowings	~~W~~	1,248	1,181
Debentures		7,192,914	5,216,681
Less: Discount on debentures issued		(40,733)	(26,325)

	~~W~~	7,153,429	5,191,537

(b) Short-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2020		December 31, 2019
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	129,613	167,021
Short-term Borrowings in Foreign Trade	MUFG and others	2020.03.09~ 2020.03.23	2020.06.05~ 2020.06.22	1.09~1.91		353,882	—

					~~W~~	483,495	167,021

(c) Current portion of long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2020		December 31, 2019
Debentures	Domestic debentures 306-2	2013.10.04	2020.10.04	3.50	~~W~~	169,953	169,930
Foreign debentures	Global debentures 2	2010.10.28	2020.10.28	4.25		855,104	809,525

					~~W~~	1,025,057	979,455

(d) Long-term borrowings excluding current portion, as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	March 31, 2020		December 31, 2019
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,248	1,181
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2019.10.16	2021.05.03~ 2029.10.16	1.56~4.12		2,504,616	2,504,194
Foreign debentures	Japan Yen private bond and others	2011.04.14~ 2020.01.17	2021.04.14~ 2025.01.17	0.50~5.25		4,647,565	2,686,162

					~~W~~	7,153,429	5,191,537

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

15. Other Payables

Other payables as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Accounts payable	~~W~~	464,171	630,162
Accrued expenses		422,842	432,835
Dividend payable		322,750	2,296
Lease liabilities		61,894	40,463
Withholdings		9,781	7,247

	~~W~~	1,281,438	1,113,003

Non-current
Long-term accrued expenses	~~W~~	938	842
Lease liabilities		296,162	216,508
Long-term withholdings		3,059	5,452

	~~W~~	300,159	222,802

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Financial guarantee liabilities	~~W~~	9,560	10,969
Non-current
Derivative liabilities	~~W~~	—	8,285
Financial guarantee liabilities		34,526	38,640

	~~W~~	34,526	46,925

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

17. Provisions

(a) Provisions as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	9,665	26,825	14,020	35,816
Provision for restoration(*3)		5,247	15,638	6,783	15,942
Provision for legal contingencies and claims(*4,5)		181	2,580	204	2,184
Provision for product warranties(*6)		22,602	4,589	—	—

	~~W~~	37,695	49,632	21,007	53,942

(*1)	Represents the provision for bonuses limited to 33~67% of annual salaries for executives.
(*2)

The Company estimated the present value of estimated future cash payments about the long-term service reward, based on actuarial measurement. The Company recognized a provision of ~~W~~ 29,299 million, respectively, during the three-month period ended 2020 and the year ended 2019.

(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available currently to restore the land to its original condition. In addition, the Company has applied discount rates of 1.62~1.76% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies as of March 31, 2020.
(*5)	As of March 31, 2020, the Company has recognized a provision for the amount of greenhouse gas emissions expected to exceed its greenhouse gas emission quota.
(*6)	As of March 31, 2020, the Company recognized the expected claim cost to be charged as a provision.

(b) Changes in provisions for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

1) For the three-month period ended March 31, 2020

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	49,836	4,397	—	(17,743)	36,490
Provision for restoration		22,725	42	(340)	(1,542)	20,885
Provision for legal contingencies and claims		2,388	424	—	(51)	2,761
Provision for product warranties		—	32,345	—	(5,154)	27,191

	~~W~~	74,949	37,208	(340)	(24,490)	87,327

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2) For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Transfer	Ending
Provision for bonus payments	~~W~~	36,749	23,523	—	(18,038)	7,602	49,836
Provision for restoration		29,703	549	(277)	(7,250)	—	22,725
Provision for legal contingencies and claims		46,432	538	(11,207)	(33,375)	—	2,388

	~~W~~	112,884	24,610	(11,484)	(58,663)	7,602	74,949

18. Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Expenses related to post-employment benefit plans under defined contribution plans	~~W~~	10,197	9,106

(b) Defined benefit plans

1) The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Present value of funded obligations	~~W~~	1,439,574	1,435,942
Fair value of plan assets		(1,358,850)	(1,381,796)

Net defined benefit liabilities	~~W~~	80,724	54,146

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2) Changes in present value of defined benefit obligations for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Defined benefit obligation at the beginning of period	~~W~~	1,435,942	1,265,675
Current service costs		32,204	119,957
Interest costs		6,928	31,567
Remeasurement(*1)		—	104,442
Business combination		—	317
Reclassification to liabilities directly associated with the assets held for sale		—	(1,448)
Benefits paid		(35,500)	(84,568)

Defined benefit obligation at the end of period	~~W~~	1,439,574	1,435,942

(*1)	The Company does not remeasure the defined benefit plans for the purpose of interim reporting.

3) Changes in the fair value of plan assets for the three-month period ended March 31, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Fair value of plan assets at the beginning of period	~~W~~	1,381,796	1,264,812
Interest on plan assets		6,807	32,347
Remeasurement of plan assets		(4,165)	(6,668)
Contributions to plan assets		—	161,500
Business combination		—	670
Reclassification to liabilities directly associated with the assets held for sale		—	(1,448)
Benefits paid		(25,588)	(69,417)

Fair value of plan assets at the end of period	~~W~~	1,358,850	1,381,796

4) The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Current service costs	~~W~~	32,204	31,364
Net interest costs		121	(195)

	~~W~~	32,325	31,169

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

19. Other Liabilities

Other liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Current
Advances received	~~W~~	4,579	5,112
Withholdings		110,055	106,474
Unearned revenue		21,885	23,562

	~~W~~	136,519	135,148

Non-current
Unearned revenue	~~W~~	548	5,230

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

20. Financial Instruments

(a) Classification and fair value of financial instruments

1) The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2020 and December 31, 2019 are as follows:

1 March 31, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	327,471	—	327,471	—	327,471
Short-term financial instruments		7,765,863	—	7,765,863	—	7,765,863
Debt securities		8,050	—	—	8,050	8,050
Other securities		58,000	—	—	58,000	58,000
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		862,715	499,772	—	362,943	862,715
Debt securities		1,688	—	—	1,688	1,688
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,341,514	—	—	—	—
Trade accounts and notes receivable		3,673,786	—	—	—	—
Debt securities		290,000	—	—	—	—
Other receivables		324,898	—	—	—	—
Deposit instruments		1,324,962	—	—	—	—

	~~W~~	16,980,947	499,772	8,093,334	432,681	9,025,787

Financial liabilities
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable	~~W~~	876,497	—	—	—	—
Borrowings		8,661,980	—	8,865,090	—	8,865,090
Financial guarantee liabilities		44,086	—	—	—	—
Others		1,570,267	—	—	—	—

	~~W~~	11,152,830	—	8,865,090	—	8,865,090

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2 December 31, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,675	—	79,675	—	79,675
Short-term financial instruments		6,258,292	—	6,258,292	—	6,258,292
Debt securities		8,050	—	—	8,050	8,050
Other securities		55,972	—	—	55,972	55,972
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,128,641	762,198	—	366,443	1,128,641
Debt securities		1,686	—	—	1,686	1,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		978,139	—	—	—	—
Trade accounts and notes receivable		3,983,573	—	—	—	—
Debt securities		290,000	—	—	—	—
Other receivables		202,819	—	—	—	—
Deposit instruments		1,294,559	—	—	—	—

	~~W~~	14,283,406	762,198	6,337,967	434,151	7,534,316

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	8,285	—	8,285	—	8,285
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		667,551	—	—	—	—
Borrowings		6,338,012	—	6,525,464	—	6,525,464
Financial guarantee liabilities		49,609	—	—	—	—
Others		1,325,336	—	—	—	—

	~~W~~	8,388,793	—	6,533,749	—	6,533,749

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2) Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2020. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	SCB	USD	33,784,000	41,304	33,784,000	41,304
Steel Private Limited	ING	USD	50,000,000	61,130	50,000,000	61,130
POSCO ASSAN TST	SMBC	USD	62,527,500	76,446	56,274,750	68,802
STEEL INDUSTRY	ING	USD	60,000,000	73,356	54,000,000	66,020
	BNP	USD	24,000,000	29,342	21,600,000	26,408
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	61,130	50,000,000	61,130
	Credit Agricole	USD	50,000,000	61,130	50,000,000	61,130
POSCO MEXICO S.A. DE C.V	CITI BANAMEX	USD	30,000,000	36,678	30,000,000	36,678
	BOA	USD	30,000,000	36,678	30,000,000	36,678
	SMBC	USD	20,000,000	24,452	20,000,000	24,452
	MIZUHO	USD	20,000,000	24,452	20,000,000	24,452
	ANZ	USD	20,000,000	24,452	20,000,000	24,452
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	61,130	50,000,000	61,130
	Credit Agricole	USD	40,000,000	48,904	40,000,000	48,904
	BTMU	USD	26,000,000	31,788	26,000,000	31,788
	Citi	USD	20,000,000	24,452	20,000,000	24,452
	MIZUHO	USD	20,000,000	24,452	20,000,000	24,452
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	693,214	396,288,870	484,503
	SMBC	USD	140,000,000	171,164	97,998,783	119,813
	BTMU	USD	119,000,000	145,489	81,954,783	100,198
	MIZUHO	USD	105,000,000	128,373	72,313,043	88,410
	SCB	USD	107,800,000	131,796	75,822,783	92,701
	Credit Suisse AG	USD	91,000,000	111,257	62,671,304	76,622
	HSBC	USD	91,000,000	111,257	62,671,304	76,622
	ANZ	USD	73,500,000	89,861	52,200,522	63,820
	BOA	USD	35,000,000	42,791	24,104,348	29,470
	The Tokyo Star Bank, Ltd	USD	21,000,000	25,675	14,462,609	17,682
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	205,957	5,501,000,000	205,957
Associates
LLP POSUK Titanium	SMBC	USD	15,000,000	18,339	15,000,000	18,339
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,038	46,000,000	62,038
Joint ventures
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	222,513	163,396,219	199,768
Siderurgica do Pecem	Santander	USD	47,600,000	58,196	42,033,882	51,391
	BNP	USD	47,600,000	58,196	42,033,882	51,391
	MIZUHO	USD	47,600,000	58,196	42,033,882	51,391
	Credit Agricole	USD	20,000,000	24,452	17,661,302	21,593
	SOCIETE GENERALE	USD	20,000,000	24,452	17,661,302	21,593
	KfW	USD	20,000,000	24,452	17,661,302	21,593
	BBVA Seoul	USD	17,600,000	21,518	15,541,930	19,002
	ING	USD	17,600,000	21,518	15,541,930	19,002
	BNDES	BRL	464,060,000	109,226	464,060,000	109,226

		USD	2,391,611,500	2,923,985	1,920,712,730	2,348,266
		EUR	46,000,000	62,038	46,000,000	62,038
		THB	5,501,000,000	205,957	5,501,000,000	205,957
		BRL	464,060,000	109,226	464,060,000	109,226

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

3) Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2020 and 2019 were as follows:

1 For the three-month period ended March 31, 2020

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	38,715	—	—	196	252,693	—	291,604	—
Financial assets at fair value through other comprehensive income		—	24,246	—	—	—	—	24,246	(191,488)
Financial assets measured at amortized cost		10,409	—	141,729	—	—	—	152,138	—
Financial liabilities at fair value through profit or loss		—	—	—	25	11,542	—	11,567	—
Financial liabilities measured at amortized cost		(57,096)	—	(326,152)	—	—	7,937	(375,311)	—

	~~W~~	(7,972)	24,246	(184,423)	221	264,235	7,937	104,243	(191,488)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~109,658 million for the three-month period ended March 31, 2020.

2 For the three-month period ended March 31, 2019

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	33,453	—	—	—	19,362	—	52,815	—
Financial assets at fair value through other comprehensive income		—	27,787	—	—	—	—	27,787	(12,124)
Financial assets measured at amortized cost		7,533	—	50,800	—	—	—	58,333	—
Financial liabilities at fair value through profit or loss		—	—	—	19	35,628	—	35,647	—
Financial liabilities measured at amortized cost		(36,912)	—	(57,968)	—	—	2,310	(92,570)	—

	~~W~~	4,074	27,787	(7,168)	19	54,990	2,310	82,012	(12,124)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~99,435 million for the three-month period ended March 31, 2019.

(b) Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2019.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2020 and December 31, 2019 are as follows:

(in Won, except share information)	March 31, 2020		December 31, 2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Share capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2020, the total number of ADRs of 30,591,196 is equivalent to 7,647,779 shares of common stock.
(*2)	As of March 31, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Loss from merger		(6,441)	(6,441)

	~~W~~	1,252,220	1,252,220

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rateof Interest (%)	March 31, 2020		December 31, 2019
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds as of March 31, 2020 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•  After 10 years : return on government bond of the Republic of Korea (10 years) + 1.40%

•  After 10 years : additionally + 0.25% according to Step-up clauses

•  After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2020 amounts to ~~W~~479 million.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

23. Reserves

Reserves as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(374,194)	(183,930)

24. Treasury Shares

As of March 31, 2020, the Company holds 7,071,194 shares of treasury stock for share price stabilization and other purposes in accordance with the Board of Director’s resolution.

25. Revenue

(a) Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Types of revenue
Sales of steel product	~~W~~	6,738,862	7,549,968
Transportation services		186,409	196,671
Others		44,585	69,832

	~~W~~	6,969,856	7,816,471

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	6,767,749	7,602,424
Revenue recognized over time		202,107	214,047

	~~W~~	6,969,856	7,816,471

(b) Details of contract assets and liabilities from contracts with customers as of March 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	March 31, 2020		December 31, 2019
Receivables
Accounts receivable	~~W~~	3,673,786	3,983,573
Contract assets
Accounts receivable		11,854	9,482
Contract liabilities
Advance received		4,579	5,112
Unearned income		22,275	28,484

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

26. Selling and Administrative Expenses

(a) Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Wages and salaries	~~W~~	61,255	57,234
Expenses related to post-employment benefits		7,643	9,287
Other employee benefits		12,235	13,326
Travel		2,786	3,035
Depreciation		6,853	6,476
Amortization		9,416	9,143
Rental		13,258	8,943
Repairs		2,250	2,472
Advertising		14,894	13,639
Research & development		15,806	23,009
Service fees		37,373	41,580
Supplies		235	2,506
Vehicles maintenance		1,281	1,302
Industry association fee		1,977	1,723
Training		4,319	5,535
Conference		1,081	1,495
Others		6,107	6,115

	~~W~~	198,769	206,820

(b) Selling expenses

Selling expenses for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Freight and custody	~~W~~	33,701	33,708
Operating expenses for distribution center		1,719	2,356
Sales commissions		45,253	15,566
Sales advertising		86	133
Sales promotion		394	1,003
Sample		176	214
Sales insurance premium		1,507	1,308

	~~W~~	82,836	54,288

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Finance income
Interest income(*1)	~~W~~	49,124	40,986
Dividend income		133,904	127,222
Gain on foreign currency transactions		147,164	34,939
Gain on foreign currency translations		71,298	32,663
Gain on valuation of derivatives		264,235	54,472
Others		8,591	3,427

	~~W~~	674,316	293,709

Finance costs
Interest expenses	~~W~~	57,096	36,912
Loss on foreign currency transactions		76,467	29,794
Loss on foreign currency translations		326,418	44,976
Others		434	581

	~~W~~	460,415	112,263

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2020 and 2019 were ~~W~~10,409 million and ~~W~~7,533 million, respectively.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	3,822	11,489
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	1,194
Gain on disposals of emission rights		7,743	—
Others		12,560	8,242

	~~W~~	24,125	20,925

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	51,299	13,115
Impairment loss on property, plant and equipment		—	72,814
Impairment loss on investment in subsidiaries, associates and joint ventures		—	6,435
Impairment loss on assets held for sale		6,330	2,507
Donations		8,709	7,400
Others		12,348	10,376

	~~W~~	78,686	112,647

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2020 and 2019 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2020		March 31, 2019
Changes in inventories(*1)	~~W~~	97,880	218,708
Raw materials and consumables used		4,145,641	4,411,723
Employee benefits expenses		459,584	431,702
Outsourced processing cost		658,858	598,414
Depreciation(*2)		560,857	538,615
Amortization		25,617	19,090
Electricity and water		66,649	153,020
Service fees		58,346	61,241
Rental		22,746	13,087
Advertising		14,894	13,639
Freight and custody		215,690	227,860
Sales commissions		45,253	15,566
Loss on disposal of property, plant and equipment		51,299	13,115
Impairment loss on property, plant and equipment		—	72,814
Impairment loss on investments in subsidiaries, associates and joint ventures		—	6,435
Other		167,613	301,754

	~~W~~	6,590,927	7,096,783

(*1)	Changes in inventories include the changes in the balance of product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2020 and 2019 were 26.57% and 27.21%, respectively.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

31. Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in Won, except share information)	March 31, 2020		March 31, 2019
Profit for the period	~~W~~	453,020,315,302	671,172,964,429
Interests of hybrid bonds, net of tax		(1,662,931,507)	(1,644,657,534)
Weighted-average number of common shares outstanding(*1)		80,115,641	80,108,007
Basic earnings per share	~~W~~	5,634	8,358

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	March 31, 2020	March 31, 2019
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,071,194)	(7,078,828)

Weighted-average number of common shares outstanding	80,115,641	80,108,007

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

32. Related Party Transactions

(a) Significant transactions with related companies for the three-month periods ended March 31, 2020 and 2019 were as follows:

1) For the three-month period ended March 31, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,537	11,079	15	243,473	—	7,712
POSCO COATED & COLOR STEEL Co., Ltd.		116,100	1,694	—	—	8,358	117
POSCO ICT(*4)		711	4,989	—	99,306	10,458	46,455
eNtoB Corporation		4	60	57,592	9,105	19	5,562
POSCO CHEMICAL CO., LTD		83,234	19,942	123,744	4,140	82,815	3,709
POSCO ENERGY CO., LTD.		1,287	679	4,610	3	—	5,512
POSCO INTERNATIONAL Corporation		1,520,559	54,331	79,696	—	11,371	1,142
POSCO Thainox Public Company Limited		51,621	66	2,662	—	—	—
POSCO America Corporation		63,642	—	—	—	—	3
POSCO Canada Ltd.		—	63	39,555	—	—	—
POSCO Asia Co., Ltd.		317,301	219	45,486	1,768	396	509
Qingdao Pohang Stainless Steel Co., Ltd.		35,469	—	—	—	—	57
POSCO JAPAN Co., Ltd.		318,234	—	6,722	620	—	438
POSCO-VIETNAM Co., Ltd.		63,588	115	—	—	—	20
POSCO MEXICO S.A. DE C.V.		51,091	36	—	—	—	55
POSCO Maharashtra Steel Private Limited		117,440	803	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		32,551	—	—	—	—	—
POSCO VST CO., LTD.		69,594	—	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	342	154,767	—	—	—
Others		268,899	14,540	26,823	12,958	61,073	29,067

		3,112,862	108,958	541,672	371,373	174,490	100,563

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		65	41	916	84,839	4,086	12,431
SNNC		1,410	3,035	120,426	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		13,925	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	322,187	—	—	—
Others		9,707	15,194	12,365	—	—	7,653

		25,107	18,270	455,894	84,839	4,086	20,084

	~~W~~	3,137,969	127,228	997,566	456,212	178,576	120,647

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2020, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2) For the three-month period ended March 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,410	11,073	—	66,497	21	2,714
POSCO COATED & COLOR STEEL Co., Ltd.		117,197	1,706	—	—	2,369	372
POSCO ICT		780	4,989	—	60,828	8,557	46,161
eNtoB Corporation		4	60	78,496	5,984	26	5,524
POSCO CHEMICAL CO., LTD		103,924	19,330	130,996	2,065	78,130	129
POSCO ENERGY CO., LTD.		56,888	314	—	—	—	20
POSCO INTERNATIONAL Corporation		1,417,608	46,571	175,163	—	12,656	940
POSCO Thainox Public Company Limited		65,104	59	1,670	—	—	3
POSCO America Corporation		95,001	—	—	—	—	18
POSCO Canada Ltd.		—	75	76,613	—	—	—
POSCO Asia Co., Ltd.		416,638	87	148,034	—	558	561
Qingdao Pohang Stainless Steel Co., Ltd.		54,047	—	—	—	—	—
POSCO JAPAN Co., Ltd.		405,675	—	9,520	2,314	—	634
POSCO-VIETNAM Co., Ltd.		74,540	85	—	—	—	37
POSCO MEXICO S.A. DE C.V.		78,213	14	—	—	—	5
POSCO Maharashtra Steel Private Limited		190,663	95	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		18,004	—	524	—	—	—
POSCO VST CO., LTD.		78,829	—	—	—	—	43
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	139	124,042	—	—	—
Others		220,579	11,121	55,738	5,782	67,158	26,437

		3,395,104	95,718	800,796	143,470	169,475	83,598

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		116	60	751	50,746	4,915	2,711
SNNC		1,348	2,280	115,648	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		23,863	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	202,028	—	—	—
Others		3,992	11,253	13,165	—	—	—

		29,319	13,593	331,592	50,746	4,915	2,721

	~~W~~	3,424,423	109,311	1,132,388	194,216	174,390	86,319

(b) The related account balances from significant transactions with related companies as of March 31, 2020 and December 31, 2019 are as follows:

1) March 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	7,127	11,101	18,228	—	79,468	395	79,863
POSCO COATED & COLOR STEEL Co., Ltd.		57,427	1,365	58,792	—	5	5,203	5,208
POSCO ICT		281	4,971	5,252	2,269	79,573	11,899	93,741
eNtoB Corporation		—	4	4	2,831	31,872	—	34,703
POSCO CHEMICAL CO., LTD		28,470	18,280	46,750	9,931	53,953	17,706	81,590
POSCO ENERGY CO., LTD.		2,365	247	2,612	—	3,950	14,278	18,228
POSCO INTERNATIONAL Corporation		531,994	54,334	586,328	2,905	2,435	3,953	9,293
POSCO Thainox Public Company Limited		41,832	2	41,834	773	—	—	773
POSCO America Corporation		7,735	—	7,735	—	—	—	—
POSCO Asia Co., Ltd.		411,858	657	412,515	4,790	96	—	4,886
Qingdao Pohang Stainless Steel Co., Ltd.		34,192	—	34,192	—	—	—	—
POSCO MEXICO S.A. DE C.V.		72,159	720	72,879	—	—	—	—
POSCO Maharashtra Steel Private Limited		164,921	471	165,392	—	—	—	—
Others		534,027	38,863	572,890	34,148	27,536	85,466	147,150

		1,894,388	131,015	2,025,403	57,647	278,888	138,900	475,435

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		13	5	18	1,562	29,590	—	31,152
SNNC		305	2,946	3,251	22,212	—	—	22,212
Roy Hill Holdings Pty Ltd		—	—	—	47,910	—	—	47,910
Others		968	18,064	19,032	3,292	141	—	3,433

		1,286	21,015	22,301	74,976	29,731	—	104,707

	~~W~~	1,895,674	152,030	2,047,704	132,623	308,619	138,900	580,142

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

2) December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

		2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(c) For the three-month periods ended March 31, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Short-term benefits	~~W~~	10,807	12,114
Long-term benefits		1,152	1,709
Retirement benefits		2,843	4,381

	~~W~~	14,802	18,204

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

33. Commitments and Contingencies

(a) Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2020, 92 million tons of iron ore and 13 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contract for transportation of raw materials. As of March 31, 2020, there are 39 vessels under CVC contracts and the average remaining contract period is about 10 years.

4)

The Company entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment in full or in part of the amount borrowed if the project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreement. As of March 31, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co. Ltd., at the request of creditors such as the Korea Development Bank.

(b) As of March 31, 2020, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

(c) Litigation in progress

The Company is involved in 23 lawsuits, including claim for confirmation of employee status aggregating to ~~W~~39.2 billion as defendant as of March 31, 2020, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for a lawsuit based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of March 31, 2020.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2020 and 2019 were as follows:

(in millions of Won)	March 31, 2020		March 31, 2019
Trade accounts and notes receivable, net	~~W~~	325,991	(447,094)
Other accounts receivable		159,264	1
Inventories		215,460	289,788
Prepaid expenses		(20,873)	(30,897)
Other current assets		(3,509)	42
Long-term guarantee deposits		(414)	(342)
Derivative assets		4,898	—
Other non-current assets		299	5
Trade accounts and notes payable		211,800	(151,765)
Other accounts payable		(119,818)	(152,979)
Accrued expenses		(32,839)	(9,722)
Advances received		(533)	(434)
Withholdings		3,582	292
Unearned revenue		(1,685)	6,762
Other current liabilities		(11,102)	(6,640)
Derivative liabliities		3,256	—
Payments of severance benefits		(35,500)	(37,345)
Plan assets		25,588	18,780
Other non-current liabilities		(8,991)	(5,926)

	~~W~~	714,874	(527,474)

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2020

(Unaudited)

35. Events after the reporting period

(a)

Pursuant to the resolution of the Board of Directors on April 10, 2020, the Company decided to enter into a trust contract for acquisition of its treasury shares. The amount of this trust contract is ~~W~~ 1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021.

(b)	Pursuant to the resolution of the Board of Directors on May 8, 2020, the Company decided to pay interim cash dividends of ~~W~~1,500 per common share (total dividend: ~~W~~120.2 billion).

(c)

With the outbreak of global COVID-19, governments around the globe have implemented measures such as mandatory factory shutdown, self-quarantine, closing borders, and travel bans. The ultimate impact of COVID-19 pandemic on the Company’s operations is not yet known and will depend on future developments. The duration and significance of COVID-19 is highly uncertain and unpredictable, and the protective measures of the governments around the globe or the Company may lead to substantial business interruption and decrease in business scale. The financial impact of this cannot be reasonably estimated, but management expect it to be partially affected to the most areas where the Company operates. The extent and duration of COVID-19’s impact on the Company’s business have not yet to be determined.

45